Form 10-K, Exhibit 13
period 1998-06-30
NORTHWEST BANCORP INC
filed 1998-09-28
CIK 1042064

                                     1998
                                ANNUAL REPORT
                                TO STOCKHOLDERS

                       [LOGO OF NORTHWEST APPEARS HERE]

                                   NORTHWEST
                                 BANCORP, INC.

Selected Financial and Other Data

        Set forth below are selected consolidated financial and other data of Northwest Bancorp, Inc. (the "Company"), or, prior to February 17, 1998, Northwest Savings Bank (the "Bank"). For additional information about the Company, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein.

                                                                                                At June 30,
                                                                   -----------------------------------------------------------------
                                                                       1998          1997         1996         1995         1994
                                                                   ------------  -----------  -----------  -----------  ------------
Selected Consolidated Financial Condition Data:                                                 (In Thousands)
Total assets..................................................     $  2,562,584  $ 2,091,363  $ 1,877,925  $ 1,591,894   $ 1,430,284
Interest-bearing deposits at other financial institutions.....           42,403       57,765       30,498       59,930        85,705
Investment securities held-to-maturity........................           83,021       43,419       54,086       65,470        33,180
Investment securities available for sale......................          121,192       78,684       51,961        1,414            --
Mortgage-backed securities held-to-maturity...................          110,241      110,561      101,932      204,841       199,165
Mortgage-backed securities available for sale.................          195,523      181,036      189,514       38,343           200
Loans receivable net:
   Real estate................................................        1,449,428    1,156,160    1,066,887      906,276       864,448
   Consumer...................................................          348,096      306,228      249,051      202,630       179,765
   Commercial.................................................          109,765       74,110       59,017       55,829        18,320
     Total loans receivable, net..............................        1,907,289    1,536,498    1,374,955    1,164,735     1,062,533
Deposits......................................................        2,022,503    1,640,815    1,450,047    1,283,935     1,235,401
Advances from FHLB and other borrowed funds...................          289,706      223,458      211,761      103,439        71,203
Shareholders' equity and retained earnings....................          217,879      198,494      190,651      178,690 (1)   102,319

------------------------------------
footnote below

                                                                                          Years Ended June 30,
                                                                   -----------------------------------------------------------------
                                                                       1998         1997         1996         1995         1994
                                                                   ------------  -----------  -----------  -----------  ------------
Selected Consolidated Operating Data:                                                        (In Thousands)
Total interest income.........................................     $    174,892  $   153,518  $   135,130  $   118,158   $   106,492
Total interest expense........................................           95,203       81,424       68,637       58,126        51,256
                                                                   ------------  -----------  -----------  -----------  ------------
   Net interest income........................................           79,689       72,094       66,493       60,032        55,236
Provision for loan losses.....................................            4,072        2,491        1,502        1,098         1,728
                                                                   ------------  -----------  -----------  -----------  ------------
   Net interest income after provision for loan losses........           75,617       69,603       64,991       58,934        53,508
                                                                   ------------  -----------  -----------  -----------  ------------

Noninterest income............................................            8,817        6,736        4,125        4,512         7,811

Noninterest expense...........................................           50,318       54,203       40,827       36,971        34,130
                                                                   ------------  -----------  -----------  -----------  ------------

Income before income tax expense and cumulative effect
   of accounting change.......................................           34,116       22,136       28,289       26,475        27,189
Income tax expense............................................           12,995        8,472       10,803       10,181        11,191
                                                                   ------------  -----------  -----------  -----------  ------------

Income before cumulative effect of accounting change..........           21,121       13,664       17,486       16,294        15,998

Minority interest in net loss of subsidiary...................              201           --           --           --            --

Cumulative effect of change in accounting
   for income taxes...........................................               --           --           --           --         2,070
                                                                   ------------  -----------  -----------  -----------  ------------
     Net income...............................................     $     21,322  $    13,664  $    17,486  $    16,294  $     18,068
                                                                   ============  ===========  ===========  ===========  ============

Basic earnings per share......................................     $       0.46  $      0.30  $      0.38  $      0.23           N/A
Diluted earnings per share....................................     $       0.45  $      0.30  $      0.38  $      0.23           N/A

----------------------------------------------

(1) Reflects net proceeds of $67 million from the Bank's public offering which was completed on November 4, 1994.


                                                                        At or for the Year Ended June 30,
                                                            -----------------------------------------------------------
                                                              1998         1997          1996        1995         1994
                                                            ---------    ---------    ---------    ---------     ------
Key Financial Ratios and Other Data:

Return on average assets (net income divided
   by average total assets)(1)...........................     0.94%        0.70%        1.05%        1.09%        1.33%
Return on average equity (net income divided by
   average equity)(1)....................................    10.29         7.12         9.48        11.00        19.25
Average capital to average assets........................     9.14         9.84        11.03         9.87         6.93
Capital to total assets..................................     8.50         9.49        10.15        11.22         7.15
Net interest rate spread (average yield on
interest-earning assets less average cost
  of interest-bearing liabilities) ......................     3.37         3.53         3.72         3.81         4.00
Net interest margin (net interest income as a
   percentage of average interest-earning assets)........     3.67         3.87         4.15         4.15         4.22
Noninterest expense to average assets ...................     2.22         2.78         2.44         2.46         2.52
Net interest income to noninterest expenses(1)...........     1.58x        1.33x        1.63x        1.62x        1.62x
Nonperforming loans to net loans receivable..............     0.45         0.68         0.69         0.89         1.33
Nonperforming assets to total assets.....................     0.47         0.72         0.81         1.03         1.53
Allowance for loan losses to nonperforming loans.........   183.10       130.50       138.49       113.52        79.40
Allowance for loan losses to net loans receivable........     0.83         0.89         0.95         1.02         1.06
Average interest-bearing assets to average
   interest-bearing liabilities..........................     1.07x        1.08x        1.10x        1.08x        1.06x
Number of:
   Full-service offices..................................       71           57           54           45           45
   Consumer finance offices..............................       34           30           29           28           26
   Mortgage loan production offices......................        5            7            8            8            6

-------------------------
(1) For the year ended June 30, 1997, return on average assets, return on average equity, and net interest income to noninterest expense would have been .96%, 9.80%, and 1.58x without the one-time charge of $8.6 million (or $5.1 million, after adjusted for taxes) to recapitalize the Savings Association Insurance Fund. See "Management's Discussion and
     Analysis--Deposit Insurance Premiums."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATION

Forward-Looking Statements

         In addition to historical information, this document contains forward-looking statements. The forward looking statements contained in the following sections are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Important factors that might cause such a difference include, but are not limited to, those discussed. Readers should not place undue reliance on these forward-looking statements, as they reflect management's analysis as of the date of this report. The Company has no obligation to update or revise these forward-looking statements to reflect events or circumstances that occur after the date of this report. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission, including quarterly reports on Form 10-Q and current reports filed on Form 8-K.

Financial Condition

         General. Total assets increased by $471.2 million, or 22.5%, to $2.563 billion at June 30, 1998 from $2.091 billion at June 30, 1997. This increase was funded primarily by a $381.7 million increase in deposits, a $66.2 million increase in borrowed funds and net income of $21.3 million. The Company's assets increased by $213.4 million, or 11.4%, to $2.091 billion at June 30, 1997 from $1.878 billion at June 30, 1996. This increase was funded primarily by a $190.8 million increase in deposits, an $11.7 million increase in borrowed funds and net income of $13.7 million. The additional funds received in both fiscal years 1998 and 1997 were utilized to increase investments in loans receivable, mortgage-backed securities and other investment securities.

         Interest-bearing deposits in other financial institutions. Interest-bearing deposits in other financial institutions decreased by $15.4 million, or 26.6%, to $42.4 million at June 30, 1998 from $57.8 million at June 30, 1997 primarily as a result of the Company receiving a large governmental deposit on the last day of the prior fiscal year which temporarily inflated the ending balance at June 30, 1997. Interest-bearing deposits in other financial institutions increased by $27.3 million, or 89.5%, to $57.8 million at June 30, 1997 from $30.5 million at June 30, 1996 primarily as a result of the aforementioned governmental deposit.

         Investment securities. Investment securities increased by $82.1 million, or 67.2%, to $204.2 million at June 30, 1998 from $122.1 million at June 30, 1997. Investment securities increased by $16.1 million, or 15.2%, to $122.1 million at June 30, 1997 from $106.0 million at June 30, 1996. In addition to receiving approximately $17.1 million from the acquisition of 64.3% of Jamestown Savings Bank ("Jamestown") from Northwest Bancorp, M.H.C. on March 24, 1998, the Company continued to increase its portfolio of long-term municipal securities and high-yielding debt obligations in an effort to improve net interest income.

         Mortgage-backed securities. Mortgage-backed securities increased by $14.2 million, or 4.9%, to $305.8 million at June 30, 1998 from $291.6 million at June 30, 1997. This increase resulted from the purchase of approximately $62.4 million of mortgage-backed securities during the fiscal year which was offset by the sale of approximately $28.0 million of mortgage-backed securities and the accelerated receipt of principal payments due to an interest rate environment that promoted the refinancing of mortgage loans. Mortgage-backed securities remained relatively unchanged at $291.6 million at June 30, 1997 compared to $291.4 million at June 30, 1996. The slight increase in mortgage-backed securities from June 30, 1996 to June 30, 1997 resulted primarily from the acquisition of Bridgeville Savings Bank ("Bridgeville"), which held mortgage-backed securities of $18.8 million, and was partially offset by the sale of approximately $14.5 million of mortgage-backed securities and the receipt of normal principal payments.

         Loans receivable. Net loans receivable increased by $370.8 million, or 24.1%, to $1.907 billion at June 30, 1998 from $1.536 billion at June 30, 1997.
This increase resulted primarily from strong loan demand in all of the Company's market areas and was assisted in part by the receipt of $30.8 million of net loans receivable from the Jamestown acquisition. Net loans receivable increased by $161.5 million, or 11.7%, to $1.536 billion at June 30, 1997 from $1.375 billion at June 30, 1996. This increase resulted primarily from strong loan demand in all of the Company's market areas and was assisted in part by the receipt of $20.0 of mortgage loans from the Bridgeville acquisition.

         Deposits. Deposits increased by $381.7 million, or 23.3%, to $2.023 billion at June 30, 1998 from $1.641 billion at June 30, 1997. This increase resulted primarily from the acquisition of ten branch offices located in northwestern Pennsylvania with deposits of $166.1 million. In addition, the acquisition of Jamestown accounted for approximately $54.3 million of the increase in deposits. Normal deposit growth in existing offices as well as the successful integration and growth of new offices accounted for the remaining increase of $161.3 million. Deposits increased by $190.8 million, or 13.2%, to $1.641 billion at June 30, 1997 from $1.450 billion at June 30, 1996. This increase in deposits was primarily the result of the Company's promotion of certificates of deposit in an effort to increase market share. In addition, the Bridgeville acquisition contributed deposits of $34.6 million.

         Borrowings. Borrowings increased by $66.2 million, or 29.6%, to $289.7 million from $223.5 million at June 30, 1997. Borrowings increased by $11.8 million, or 5.6%, to $223.5 million at June 30, 1997 from $211.7 million at June 30, 1996. In both years the Company increased its borrowed funds and invested the proceeds in loans, investment securities and mortgage-backed securities in an effort to improve net interest income.

         Shareholders' equity. Shareholders' equity increased by $19.4 million, or 9.8%, to $217.9 million at June 30, 1998 from $198.5 million at June 30, 1997. This increase was primarily due to net income of $21.3 million which was partially offset by the declaration of common stock dividends in the amount of $7.5 million. The remaining increase was primarily due to the Jamestown acquisition, the release of earned shares of common stock by the Company's employee stock benefit plans and an increase in the unrealized gain on investment securities available for sale. Shareholders' equity increased by $7.8 million, or 4.1%, to $198.5 million at June 30, 1997 from $190.7 million at June 30, 1996. This increase was primarily the result of net income of $13.7 million which was partially offset by the declaration of common stock dividends in the amount of $7.5 million. The remaining increase was primarily due to the release of earned shares of common stock by the Company's employee stock benefit plans.

Results of Operations

         General. The earnings of the Company depend primarily on its level of net interest income, which is the difference between interest earned on the Company's interest-earning assets, consisting primarily of loans, mortgage-backed securities and other investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and borrowed funds. Net interest income is a function of the Company's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Company's earnings also are affected by its level of service charges, and gains on sale of assets, as well as its level of general administrative and other expenses, including employee compensation and benefits, occupancy and equipment costs, and deposit insurance premiums.

         Net Income. Net income totaled $21.3 million, $13.7 million and $17.5 million for fiscal years ended June 30, 1998, 1997 and 1996, respectively. The $7.6 million, or 55.5% increase in net income for the fiscal year ended June 30, 1998 as compared to the fiscal year ended June 30, 1997 resulted primarily from a one-time special assessment of $8.6 million ($5.1 million, after tax) in the prior year to recapitalize the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). See "--Deposit Insurance Premiums." Also contributing to the increase in net income was a $7.6 million increase in net interest income and a $2.1 million increase in noninterest income. Offsetting these increases in net income was a $1.6 million increase in the provision for loan losses and a $4.7 million increase in noninterest expense, excluding the effect of the prior year SAIF assessment. The

$3.8 million, or 21.7%, decrease in net income for the fiscal year ended June 30, 1997 as compared to the fiscal year ended June 30, 1996 resulted primarily from the special SAIF assessment mentioned above. Also contributing to the decrease in net income was a $1.0 million increase in the provision for loan losses and a $4.8 million increase (exclusive of the SAIF assessment) in noninterest expense. Offsetting these decreases in net income were a $5.6 million increase in net interest income and a $2.6 million increase in noninterest income.

         Interest Income. Interest income increased by $21.4 million, or 13.9%, to $174.9 million for the fiscal year ended June 30, 1998 from $153.5 million for the fiscal year ended June 30, 1997. The increase in interest income was primarily attributable to a $307.2 million, or 16.5%, increase in the balance of average interest-earning assets to $2.170 billion from $1.863 billion. Partially offsetting this increase was a decrease in the yield on average interest-earning assets to 8.06% from 8.24%. The increase in the balance of average interest-earning assets was primarily the result of growth in the Company's loan portfolio due to strong loan demand and the Company's attempt to deploy funds received from deposit growth. The decrease in the yield on average interest-earning assets is reflective of market interest rates generally being lower.

         Interest income on loans receivable increased by $17.4 million, or 13.7%, to $144.4 million for the year ended June 30, 1998 from $127.0 million for the year ended June 30, 1997. This increase primarily resulted from a $223.8 million, or 15.4%, increase in average loans receivable to $1.674 billion for the year ended June 30, 1998 compared to $1.450 billion for the year ended June 30, 1997. Partially offsetting this increase was a decrease in the yield on average loans receivable to 8.63% from 8.76%. The increase in average loans receivable primarily resulted from strong loan demand throughout the Company's market areas and the acquisition of Jamestown which contributed net loans of approximately $30.8 million. The decrease in the yield on average loans receivable for the fiscal year ended June 30, 1998 compared to the fiscal year ended June 30, 1997 was primarily a result of mortgage loan prepayments, the proceeds from which were used to fund additional loans at lower rates of interest.

         Interest income on mortgage-backed securities increased by $406,000, or 2.1%, to $19.5 million for the year ended June 30, 1998 from $19.1 million for the year ended June 30, 1997. This increase resulted primarily from a $23.4 million, or 8.4%, increase in the average balance of mortgage-backed securities to $302.2 million for the year ended June 30, 1998 from $278.8 million for the year ended June 30, 1997. Partially offsetting this increase in average balance was a decrease in the average yield to 6.47% from 6.87%. The average balance increased primarily because of the purchase of mortgage-backed securities during the fiscal year, utilizing funds received from the aforementioned branch acquisitions. In addition, the Jamestown acquisition contributed approximately $5.4 million of mortgage-backed securities. The average yield on mortgage-backed securities declined as a result of a large percentage of the portfolio having variable interest rates which repriced at lower market rates.

         Interest income on investment securities increased by $3.4 million, or 49.3%, to $10.3 million for the year ended June 30, 1998 from $6.9 million for the year ended June 30, 1997. This increase resulted primarily from a $55.0 million, or 51.4%, increase in the average balance of investment securities to $161.9 million for the year ended June 30, 1998 from $106.9 million for the year ended June 30, 1997. Partially offsetting the increase in average balance was a decrease in the average yield to 6.37% from 6.48%. The increase in average balance was primarily due to the investment of the proceeds received from the aforementioned branch acquisitions as well as approximately $17.1 million from the addition of Jamestown's investment portfolio. The decrease in the average yield was primarily the result of lower nominal interest received on tax exempt securities, as the Company purchased approximately $30 million of such securities during the fiscal year. Partially offsetting the lower yields received from the tax exempt obligations was the higher yields received from the purchase of approximately $30 million of fixed-rate trust preferred securities.

         Interest income on interest-earning deposits increased by $242,000, or 55.9%, to $675,000 for the year ended June 30, 1998 from $433,000 for the year ended June 30, 1997. This increase resulted primarily from an increase in the average yield to 2.10% from 1.60%. In addition, the average balance of interest-earning deposits increased by $5.0 million, or 18.5%, to $32.1 million for the year ended June 30, 1998 from $27.1 million for the year ended June 30,

1997. The increase in average yield and average balance is principally the result of the timing as to when the Company is credited for these deposits and the period in which they begin to earn interest.

         Interest income increased by $18.4 million, or 13.6%, to $153.5 million for the fiscal year ended June 30, 1997 from $135.1 million for the fiscal year ended June 30, 1996. The increase in interest income was primarily attributable to a $258.6 million, or 16.1%, increase in the balance of average interest-earning assets to $1.863 billion from $1.604 billion. Partially offsetting this increase was a decrease in the yield on average interest-earning assets to 8.24% from 8.42%. The increase in the balance of average interest-earning assets was primarily the result of growth of $206.0 million in the average balance of the Company's loan portfolio due primarily to the Company's attempt to aggressively deploy funds received from deposit growth to the loan portfolio in an attempt to improve net interest income. The decrease in the yield on average interest-earning assets was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates.

         Interest income on loans receivable increased by $15.1 million, or 13.5%, to $127.0 million for the year ended June 30, 1997 compared to $111.9 million for the year ended June 30, 1996. This increase primarily resulted from a $206.0 million, or 16.6%, increase in average loans receivable to $1.450 billion for the year ended June 30, 1997 compared to $1.244 billion for the year ended June 30, 1996. Partially offsetting this increase was a decrease in the yield on average loans receivable to 8.76% from 9.00%. The increase in average loans receivable primarily resulted from strong loan demand throughout the Company's market areas and the acquisition of Bridgeville, which contributed net loans of approximately $20.3 million on February 21, 1997. The decrease in the yield on average loans receivable for the fiscal year ended June 30, 1997 compared to the same period in 1996 was primarily a result of the prepayment of higher interest rate loans, the proceeds from which were invested in loans with lower interest rates. Interest income on mortgage-backed securities increased by $1.8 million, or 10.4%, to $19.1 million for the year ended June 30, 1997 from $17.3 for the year ended June 30, 1996. This increase resulted primarily from a $19.7 million, or 7.6%, increase in the average balance of mortgage-backed securities to $278.8 million for the year ended June 30, 1997 from $259.1 million for the year ended June 30, 1996. Also contributing to the increase in interest income on mortgage-backed securities was an increase in the average yield to 6.87% from 6.69%. The increase in the average balance of mortgage-backed securities was primarily due to the Bridgeville acquisition which contributed securities of $20.6 million in the third quarter of fiscal 1997. The higher average yield on mortgage-backed securities resulted primarily from adding the securities acquired from Bridgeville which had higher yields than the Company's existing portfolio. Interest income on investment securities increased by $1.8 million, or 35.3%, to $6.9 million for the year ended June 30, 1997 from $5.1 million for the year ended June 30, 1996. This increase resulted primarily from a $31.0 million, or 40.8%, increase in the average balance of investment securities to $106.9 million for the year ended June 30, 1997 from $75.9 million for the year ended June 30, 1996. Partially offsetting this increase was a decrease in the average yield to 6.48% from 6.70%. The increase in the average balance of investment securities resulted primarily from the Company utilizing the proceeds from deposit inflows to purchase additional securities for the investment portfolio and was assisted in part by the acquisition of Bridgeville, which added approximately $9.0 million of securities. The decrease in the average yield was primarily the result of adding the aforementioned securities which had interest rates that were generally lower than the existing portfolio yield.

         Interest income on interest earning deposits decreased by $309,000, or 41.6%, to $433,000 for the year ended June 30, 1997 from $742,000 for the year ended June 30, 1996. This decrease was primarily the result of a decrease in the average yield to 1.60% for the year ended June 30, 1997 from 2.94% for the year ended June 30, 1996, and was partially offset by a $1.9 million, or 7.5%, increase in the average balance of interest-earning deposits to $27.1 million from $25.2 million. The decrease in the average yield and the relatively low yield experienced in both periods resulted from the delay in which the Company's deposits begin to earn interest.

         Interest Expense. Interest expenses increased by $13.8 million, or 17.0%, to $95.2 million for the year ended June 30, 1998 from $81.4 million for the year ended June 30, 1997. This increase resulted primarily from a $300.8 million, or 17.4%, increase in average balance of interest-bearing liabilities to $2.028 billion for the year ended June 30, 1998 from $1.727 billion for the year ended June 30, 1997. Partially offsetting the increase in deposit balance was a decrease in the average cost of funds to 4.69% from 4.71%. The increase in average interest-bearing labilities resulted primarily form the increase in deposits from the aforementioned branch acquisitions with deposits of $166.1 million and the acquisition of Jamestown with deposits of $54.3 million. In addition, above average internal growth and new office openings accounted for the remaining increase in deposits. Also contributing to the increase in interest expense was a $26.5 million, or 15.8%, increase in average borrowed funds to $194.3 million at June 30, 1998 from $167.8 million at June 30, 1997. Borrowings increased in order to fund growing loan demand and to fund the purchase of marketable securities in order to enhance the Company's net interest income. The decrease in the average cost of funds was primarily the result of lower market rates on deposit accounts and borrowed funds.

         Interest expense increased by $12.8 million, or 18.7%, to $81.4 million for the year ended June 30, 1997 from $68.6 million for the year ended June 30, 1996. This increase resulted primarily from a $265.7 million, or 18.2%, increase in average interest-bearing liabilities to $1.727 billion for the year ended June 30, 1997 from $1.462 billion for the year ended June 30, 1996. This increase in average interest-bearing liabilities resulted primarily from above average deposit growth combined with the acquisition of Bridgeville with deposits of $34.6 million, as the average cost of funds remained relatively consistent at 4.71% for the year ended June 30, 1997 compared to 4.70% the previous year. Also contributing to the increase in interest expense was a $37.5 million, or 28.8%, increase in average borrowed funds to $167.8 million for the year ended June 30, 1997 from $130.3 million for the year ended June 30, 1996. These additional borrowings consisted primarily of funds borrowed from the Federal Home Loan Bank which were used to increase the Company's portfolio of loans and marketable securities in an effort to increase the Company's net interest income.

         Net Interest Income. Net interest income increased by $7.6 million, or 10.5%, to $79.7 million for the year ended June 30, 1998 from $72.1 million for the year ended June 30, 1997. This increase resulted primarily from a $307.2 million, or 16.5%, increase in average interest-earning assets, the effect of which was partially offset by a $300.8 million, or 17.4%, increase in average interest-bearing liabilities and a decrease in the Company's net interest spread to 3.37% for the year ended June 30, 1998 from 3.53% for the year ended June 30, 1997.

         Net interest income increased $5.6 million, or 8.4%, to $72.1 million for the year ended June 30, 1997 from $66.5 million for the year ended June 30, 1996. This increase primarily resulted from a $258.6 million, or 16.1%, increase in average interest-earning assets, the effect of which was partially offset by a $265.7 million, or 18.2%, increase in average interest-bearing liabilities and a decrease in the Company's net interest spread to 3.53% for the year ended June 30, 1997 from 3.72% for the year ended June 30, 1996.

         Provision for Loan Losses. The Company establishes general valuation allowances, which represent possible, but not yet identified losses inherent in the Company's loan portfolio. In providing such allowances, management of the Company considers, among other factors, economic trends within its market area, concentrations of credit risk and trends affecting the valuation of collateral for the Company's loans. The Company provided $4.1 million, $2.5 million and $1.5 million in loan loss provisions for the fiscal years ended June 30, 1998, 1997 and 1996 with the annual increases resulting from the significant increase in the Company's loan portfolio over the past two fiscal years.

         The allowance for loan losses is based on management's estimate of the fair value of collateral, the Company's actual loss experience, as well as standards applied by the State Department of Banking and the FDIC in their regulatory examinations of the Company. The Company provides both general valuation allowances and specific valuation allowances with respect to its loan portfolio. General valuation allowances are included, subject to limitation, in the Company's regulatory capital for purposes of computing the Company's regulatory risk-based capital. The Company regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate valuation allowances.

         Noninterest Income. Noninterest income increased $2.1 million, or 31.3%, to $8.8 million for the year ended June 30, 1998 from $6.7 million for the year ended June 30, 1997. This increase resulted primarily from a gain of $1.5 million, before income tax, from the sale of long-term, fixed-rate mortgage-backed securities in anticipation of these securities being prepaid in a falling interest rate environment and a nonrecurring gain of $339,000, before income tax, from the sale of other property held for investment. In addition, fee income increased approximately $1.0 million, or 42.4%, primarily as a result of the introduction of a debit card program with related transaction fee income. Partially offsetting these increases in noninterest income was a $332,000 decrease in the gain on sale of real estate owned.

         Noninterest income increased $2.6 million, or 63.4%, to $6.7 million for the year ended June 30, 1997 from $4.1 million for the year ended June 30, 1996. This increase in noninterest income resulted primarily from a gain of $901,000 from the sale of approximately $14.5 million of long-term, fixed rate mortgage-backed securities in an effort to reduce the Company's exposure to increases in interest rates. Also contributing to the increase in noninterest income was a $602,000, or 58.9%, decline in the net losses incurred from the origination and sale of loans to $420,000 for the year ended June 30, 1997 compared to $1.0 million for the year ended June 30, 1996. This reduction in loss resulted from the Company's improved efficiencies in its mortgage banking operation. All other components of the Company's noninterest income also improved primarily as a result of the expansion of the Company's business activities.

         Noninterest Expense. Excluding the one-time assessment of $8.6 million in the prior year to recapitalize the SAIF, noninterest expense increased by $4.7 million, or 10.3%, to $50.3 million for the year ended June 30, 1998 from $45.6 million for the year ended June 30, 1997. This increase was primarily attributable to increases in compensation and benefits of $2.3 million, or 8.8%, primarily as a result of adding employees to support the Company's growth. Also contributing to the increase in compensation expense was an increase in employee stock ownership plan ("ESOP") expense resulting from the significant increase in the average market price of the Company's stock. Other increases related to inflation and growth were experienced in premises and occupancy costs which increased $694,000, or 13.4%, check processing expense which increased $483,000, or 31.3% and other (miscellaneous) operating expenses which increased $1.1 million, or 14.7%. Data processing expense increased $498,000, or 43.9%, which was primarily attributable to the purchase of new core application hardware and software with the conversion scheduled for November 1998. In addition, amortization of intangibles expense increased $427,000, or 30.9%, due to the aforementioned current year acquisitions. Partially offsetting these increases in noninterest expense were decreases in federal deposit insurance expense of $529,000, or 40.6%, due to a decrease in premiums as a result of the SAIF recapitalization and a decrease in advertising expense of $323,000, or 20.1%, as the prior year expense included higher advertising costs related to the Company's centennial anniversary celebration.

         Noninterest expense increased $13.4 million, or 32.8%, to $54.2 million for the year ended June 30, 1997 from $40.8 million for the year ended June 30, 1996. The primary reason for this increase was the one-time assessment of $8.6 million to recapitalize the SAIF. Also contributing to the increase were increases in compensation and employee benefits of $4.2 million, premises and occupancy costs of $627,000 and advertising expense of $409,000. These increases resulted primarily from the continued expansion of the Company's retail network and from inflationary increases. Amortization of intangibles expense increased by $821,000 due to the acquisitions of First Federal Savings Bank of Kane ("Kane"), First National Bank of Centre Hall ("Centre Hall") and Bridgeville. In addition, a one-time charge of $350,000 was recorded to write-off an intangible expense relating to the restructuring of the Company's mortgage banking operations. Partially offsetting these increases in noninterest expense was a decrease in federal insurance premiums of $1.7 million resulting from the SAIF resolution.

         Income Taxes. Income tax expense increased by $4.5 million, or 52.9% to $13.0 million for the year ended June 30, 1998 from $8.5 million for the year ended June 30, 1997. This increase was a direct result of the increase in income subject to tax, as the effective tax rate remained constant at approximately 38%.

         Income tax expense decreased by $2.3 million, or 21.3%, to $8.5 million for the year ended June 30, 1997 from $10.8 million for the year ended June 30, 1996. This decrease resulted primarily from a $6.2 million decrease in income before income taxes which resulted primarily from the aforementioned one-time SAIF assessment of $8.6 million recorded in the first quarter of fiscal 1997.

         Deposit Insurance Premiums. The deposits of the Company are presently insured by the SAIF, which along with the Bank Insurance Fund (the "BIF"), is one of the two insurance funds administered by the FDIC. In September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 31, 1995. The assessment was 65.7 basis points per $100 in deposits, payable on November 30, 1996. For the Company, the assessment amounted to $8.6 million (or $5.1 million when adjusted for taxes), based on the Company's SAIF-insured deposits, including the March 31, 1995 deposits of all SAIF insured institutions acquired by Northwest after March 31, 1995, of $1.304 billion. In addition pursuant to the legislation, interest payments on FICO bonds issued in the late 1980's by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation are now paid jointly by BIF-insured institutions and SAIF-insured institutions. The FICO assessment is 1.29 basis points per $100 of BIF deposits and 6.44 basis points per $100 of SAIF deposits. Beginning January 1, 2000, the FICO interest payments will be paid pro-rata by banks and thrifts based on deposits (approximately 2.4 basis points per $100 in deposits). The BIF and SAIF will be merged on January 1, 1999, provided the bank and saving association charters are merged by that date. In that event, pro-rata FICO sharing will begin on January 1, 1999.

         Average Balance Sheet. The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances.

                                                                          Years Ended June 30
                                                1998                             1997                             1996
                                  --------------------------------  -------------------------------  -------------------------------
                                                           Average                          Average                          Average
                                    Average                 Yield/    Average                Yield/    Average               Yield/
                                    Balance     Interest     Cost     Balance     Interest    Cost     Balance     Interest    Cost
                                  -----------  -----------  ------  -----------  -----------  -----  -----------  ----------  ------
                                                                         (Dollars in Thousands)
Interest-earning assets:
 Loans receivable(1)(2)..........  $1,673,599    144,354     8.63%   $1,449,807    127,019    8.76%   $1,243,758 $  111,957    9.00%
 Mortgage-backed securities
  (3)(4).........................     302,220     19,547     6.47       278,801     19,141    6.87       259,090     17,342    6.69
 Investment securities(2)(3)(4)
  (5)............................     161,860     10,316     6.37       106,945      6,925    6.48        75,911      5,089    6.70
 Interest-earning deposits.......      32,091        675     2.10        27,064        433    1.60        25,220        742    2.94
                                   ---------- ----------             ----------  ---------    ----    ---------- ----------    ----
   Total interest-earning assets.   2,169,770    174,892     8.06     1,862,617    153,518    8.24     1,603,979    135,130    8.42
Noninterest-earning assets.......      96,666                            87,740                           69,150
                                   ----------                        ----------                       ----------
     Total assets................  $2,266,436                        $1,950,357                       $1,673,129
                                   ==========                        ==========                       ==========

Interest-bearing liabilities:
 Passbook and statement savings..  $  302,281     10,201     3.37    $  276,659      9,490    3.43    $  277,339      9,322    3.36
 Checking accounts...............     264,086      4,469     1.69       207,140      3,992    1.93       170,514      3,396    1.99
Money market demand accounts.....      96,558      3,395     3.52        81,902      2,735    3.34        78,024      2,595    3.33
Certificate accounts.............   1,171,009     66,981     5.72       994,028     56,410    5.67       805,558     46,348    5.75
FHLB advances and other
 borrowed money(6)...............     194,282     10,157     5.23       167,761      8,797    5.24       130,337      6,976    5.35
                                   ---------- ----------             ----------  ---------    ----    ---------- ----------
   Total interest-bearing
       liabilities...............   2,028,316     95,203     4.69     1,727,490     81,424    4.71     1,461,772     68,637    4.70
Noninterest-bearing liabilities..      30,314                            31,046                           26,826
                                   ----------                        ----------                       ----------
   Total liabilities.............   2,058,630                         1,758,536                        1,488,598
Minority interest in subsidiary..         623                                --                               --
Retained income..................     207,183                           191,821                          184,531
                                   ----------                        ----------                       ----------
   Total liabilities and
     retained income.............  $2,266,436                        $1,950,357                       $1,673,129
                                   ==========                        ==========                       ==========
Net interest income..............             $   79,689                         $  72,094                        $  66,493
                                              ==========                         =========                        =========
Net interest rate spread (7).....                            3.37%                            3.53%                            3.72%
                                                             ====                             ====                             ====
Net interest earning assets......  $  141,454                        $  135,127                       $  142,207
                                   ==========                        ==========                       ==========
Net interest margin (8)..........                            3.67%                            3.87%                            4.15%
                                                             ====                             ====                             ====
Ratio of average interest-
 earning assets to average
 interest-bearing liabilities....       1.07x                             1.08x                            1.10x
                                   ==========                        ==========                       ==========

-----------------------------------------
(1) Average loans receivable includes loans held as available for sale and loans placed on nonaccrual status. (2) Interest income on tax-free loans and investment securities is not presented on a taxable equivalent basis. (3) Average balances include the effect of unrealized gains or losses on securities held as available for sale. (4) Interest income on marketable securities does not include market value adjustments for securities available for sale.
(5) Average balances include FNMA and FHLMC stock.
(6) Average balances include FHLB advances, securities sold under agreements to repurchase and other borrowings.
(7) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(8) Net interest margin represents net interest income as a percentage of average interest-earning assets.

         Rate/Volume Analysis. Net interest income can also be analyzed in terms of the impact of changes in interest rates on interest-earning assets and interest-bearing liabilities and changes in the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Company's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (change in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes in rate-volume (changes in rate multiplied by changes in volume), and (iv) the net change.



                                                                           Years Ended June 30,
                                          -------------------------------------------------------------------------------------
                                                         1998 vs. 1997                               1997 vs. 1996
                                          ------------------------------------------   ----------------------------------------
                                                  Increase/(Decrease)                         Increase/(Decrease)
                                                       Due to                                      Due to
                                          ---------------------------------- Total      ------------------------------   Total
                                                                  Rate/     Increase                           Rate/    Increase
                                            Rate      Volume     Volume    (Decrease)    Rate      Volume     Volume   (Decrease)
                                           -----     -------    --------  -----------   -----     -------    -------- -----------
                                                                      (In Thousands)
Interest-earning assets:
 Loans receivable.......................   $(1,986)   $19,607    $  (304)   $17,335    $(2,990)   $18,548    $  (495)   $15,062
 Mortgage-backed securities.............    (1,109)     1,608        (93)       406        446      1,319         34      1,799
 Investment securities..................      (109)     3,556        (56)     3,391       (174)     2,080        (71)     1,836
 Interest-earning deposits..............       136         80         26        242       (339)        54        (25)      (309)
                                           -------    -------    -------    -------    -------    -------    -------    -------
   Total interest-earning assets........    (3,050)    24,851       (427)    21,374     (3,056)    22,002       (557)    18,388

Interest-bearing liabilities:
 Passbook and statement savings.........      (157)       882        (14)       711        191        (23)        --        168
 Checking accounts......................      (487)     1,097       (133)       477       (110)       729        (24)       596
 Money market demand accounts...........       145        489         26        660         10        129          1        140
 Certificate accounts...................       448     10,043         80     10,571       (663)    10,844       (148)    10,062
 FHLB advances and other
  borrowed money........................       (27)     1,391         (4)     1,360       (141)     2,003        (41)     1,821
                                            -------    -------    --------   -------    -------    -------    -------    -------
   Total interest-bearing liabilities...       (78)    13,902        (45)    13,779       (683)    13,682       (212)    12,787
                                                                                                                        -------

   Net change in net interest income....   $(2,972)   $10,949    $  (382)   $ 7,595    $(2,374)   $ 8,319    $  (345)   $ 5,601
                                           =======    =======    ========   =======    =======    =======    =======    =======

         Asset and Liability Management-Interest Rate Sensitivity Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

         The Company's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by increasing the interest rate sensitivity of its interest-earning assets. The Company (i) emphasizes the origination of short-term, fixed-rate consumer loans, and at June 30, 1998, such loans constituted $259.3 million, or 13.20%, of the Company's total loan portfolio; (ii) emphasizes the origination of one- to four-family residential mortgage loans with terms of 15 years or less, and purchases shorter term or adjustable-rate investment securities and mortgage-backed securities; and (iii) originates adjustable-rate mortgage loans, adjustable-rate consumer loans, and adjustable-rate commercial loans, which at June 30, 1998, totalled $170.6 million or 8.64% of the Company's total loan portfolio. Of the Company's $2.562 billion of interest-earning assets at June 30, 1998, $503.1 million, or 19.91%, consisted of assets with adjustable-rates of interest.

However, because of the general reduction in the level of market interest rates the origination of adjustable-rate loans was limited during the fiscal year ended June 30, 1998. The Company also attempts to reduce interest rate risk by lengthening the maturities of its interest-bearing liabilities by using FHLB advances as a source of long-term fixed-rate funds, and by promoting longer term certificates of deposit.

         At June 30, 1998, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $288.4 million, representing a cumulative negative one-year gap ratio of`11.25%. The Company has a Risk Management Committee comprised of certain members of the Board of Directors which is responsible for reviewing the Company's asset and liability management policies. The Committee meets quarterly and, as part of their risk management assessment, reviews interest rate risks and trends, the Company's interest sensitivity position and the liquidity and market value of the Company's investment portfolio.

         The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1998, which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the term of repricing or the contractual term of the asset or liability. Management believes that these assumptions approximate the standards used in the savings industry and considers them appropriate and reasonable. For information regarding the contractual maturities of the Company's loans, investments and deposits, see "Business of the Company--Lending Activities," "--Investment Activities" and "--Sources of Funds."


                                                             Amounts Maturing or Repricing
                                       --------------------------------------------------------------------------
                                       Within        1-3         3-5       5-10       10-20    Over 20
                                       1 Year       Years       Years      Years      Years      Years      Total
                                      --------     ------      ------     ------     ------   --------     ------
                                                                    (Dollars in Thousands)
Rate-sensitive assets:
 Interest-earning deposits.......... $   42,403  $      --    $     --   $     --   $     --  $      --   $   42,403
 Mortgage-backed securities:
  Fixed.............................      3,916      7,832       3,919         --         --         --       15,667
  Variable..........................    290,097         --          --         --         --         --      290,097
 Investment securities..............     14,665     81,553      13,600     47,198     47,197         --      204,213
 Real estate loans:
  Adjustable-rate...................     47,975      7,518          --         --         --         --       55,493
  Fixed-rate........................    213,158    345,967    2 48,990    374,881    172,719     86,359    1,442,074
 Home equity and home improvement...     33,963         --          --         --         --         --       33,963
 Education loans....................     59,791         --          --         --         --         --       59,791
 Other consumer loans...............    115,914    107,245      36,182         --         --         --      259,341
 Commercial loans...................     59,985     23,404      12,785     22,004      5,010         --      123,188
                                     ----------  ---------    --------   --------   --------  ---------   ----------
   Total rate-sensitive assets...... $  881,867  $ 573,519    $315,476   $444,083   $224,926  $  86,359   $2,526,230
                                     ==========  =========    ========   ========   ========  =========   ==========

Rate-sensitive liabilities:
 Fixed maturity deposits............ $  771,665  $ 404,175    $ 47,842   $ 28,182   $    320  $      --   $1,252,184
 Money market deposit accounts......     38,062     38,062      38,063         --         --         --      114,187
 Passbook accounts..................    130,000     70,125      70,125     70,127         --         --      340,377
 Checking accounts..................     26,000         --          --         --         --    295,755      315,755
 FHLB advances......................    153,000     10,000      17,200     50,150      1,811         --      232,161
 Other borrowings...................     57,545         --          --         --         --         --       57,545
                                     ----------  ---------    --------   --------   --------  ---------   ----------
   Total rate-sensitive liabilities. $1,170,272  $ 522,362    $173,230   $148,459   $  2,131  $ 295,755   $2,312,209
                                     ==========  =========    ========   ========   ========  =========   ==========

Interest sensitivity gap per period. $ (288,405) $  51,157    $142,246   $295,624   $222,795  $(209,396)  $  214,021
                                     ==========  =========    ========   ========   ========  =========   ==========

Cumulative interest sensitivity gap. $ (288,405) $(237,248)   $(95,002)  $200,622   $423,417  $ 214,021   $  214,021
                                     ==========  =========    ========   ========   ========  =========   ==========

Cumulative interest sensitivity
  gap as a percentage of total
  assets............................    (11.25%)     (9.26%)     (3.71%)     7.83%     16.53%      8.36%        8.36%
Cumulative interest-earning assets
 as a percent of cumulative
 interest-bearing liabilities.......     75.36%      85.98%      94.91%    109.96%    121.00%    109.26%      109.26%

         In preparing the table above, it has been assumed, in assessing the interest rate sensitivity of the Company that: (i) adjustable-rate mortgage loans will prepay at an annual rate of 10.0%; (ii) fixed-rate mortgage loans will prepay at an annual rate of 20.0%; (iii) commercial loans will prepay at an annual rate of 10.0%; (iv) consumer loans will prepay at an annual rate of 20.0%; (v) fixed maturity deposits will not be withdrawn prior to maturity; (vi) money market accounts will gradually reprice over the next five years; and (vii) passbook and checking accounts will reprice either when the rates on such accounts reprice as interest rate levels change, or when deposit holders withdraw funds from such accounts and select other types of deposit accounts, such as certificate accounts, which may have higher interest rates. For purposes of this analysis, management has estimated, based on historical trends, that only $26 million of the Company's checking accounts and $130 million of the Company's passbook accounts are interest sensitive and will reprice in one year or less, and that the remainder will reprice over longer time periods.

         The above assumptions utilized by management are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Company. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as some adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

         In an effort to assess the market risk, the Company utilizes a simulation model to determine the effect of immediate incremental increases or decreases in interest rates on net interest income and the market value of the Company's equity. Certain assumptions are made regarding loan prepayments and decay rates of passbook and NOW accounts. Because it is difficult to accurately project the market reaction of depositors and borrowers, the effects of actual changes in interest on these assumptions may differ from simulated results.

         The Company has established the following guidelines for assuming interest rate risk:

                  . Net interest margin simulation. Given a parallel shift of 2% in interest rates, the estimated net interest margin may not change by more than 30% within a one-year period.

                  . Market value of equity simulation. The market value of the Company's equity is the net present value of the Company's assets and liabilities. Given a parallel shift of 2% in interest rates, equity may not decrease by more than 50% of total shareholder' equity.

         The following table illustrates the simulated impact of a 1% or 2% upward or downward movement in interest rates on net interest income, return on average equity, earnings per share and market value of equity. This analysis was prepared assuming that interest-earning asset levels at June 30, 1998 remain constant. The impact of the rate movements was computed by simulating the effect of an immediate and sustained shift in interest rates over a twelve-month period from the June 30, 1998 levels.


                                                                    Movements in interest rates from
                                                                           June 30, 1997 rates
                                                        ---------------------------------------------------------
                                                                 Increase                      Decrease
                                                        -------------------------      --------------------------
Simulated impact over the next 12 months
   compared with June 30, 1998:......................            1%              2%             1%              2%
Percentage increase/(decrease) in net income.........       (12.90%)        (18.70%)        (3.87%)            --

Increase/(decrease) in return on average equity......        (1.24%)        (1.80%)         (0.37%)            --
Increase/(decrease) in earnings per share............        ($0.06)        ($0.09)         ($0.02)            --
Percentage increase/(decrease) in market value
 of equity...........................................       (16.22%)       (37.24%)         17.32%          20.95%

         Regulatory Capital Requirements. The Company is subject to minimum capital standards which are similar to those applicable to the Bank. The FDIC has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks. The FDIC's capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0% to 5.0% or more. Under the FDIC's regulation, highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill, and certain purchased mortgage servicing rights and purchased credit card relationships.

         The FDIC also requires that savings banks meet a risk-based capital standard. The risk-based capital standard for savings banks requires the maintenance of total capital which is defined as Tier I capital and supplementary (Tier 2 capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item.

         The components of Tier I capital are equivalent to those discussed above under the 3% leverage standard. The components of supplementary (Tier 2) capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk- weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At June 30, 1998, the Company exceeded each of its capital requirements.

         A bank which has less than the minimum leverage capital requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit to its FDIC regional director for review and approval a reasonable plan describing the means and timing by which the bank shall achieve its minimum leverage capital requirement. A bank which fails to file such plan with the FDIC is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order from the FDIC. The FDIC's regulation also provides that any insured depository institution with a ratio of Tier I capital to total assets that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the FDIA and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding thereunder solely on account of its capital ratios if it has entered into and is in compliance with a written agreement with the FDIC to increase its Tier I leverage capital ratio to such level as the FDIC deems appropriate and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The FDIC capital regulation also provides, among other things, for the issuance by the FDIC or its designee(s) of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital to restore its capital to the minimum leverage capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

         The following table summarizes the Company's total stockholders' equity, regulatory capital, total risk-based assets including off-balance sheet items, leverage and risk-based regulatory ratios at June 30, 1998.

                                                                               June 30, 1998
                                                                              ---------------
                  Total shareholders' equity or GAAP capital..................  $    217,879
                  Add: Minority interest in subsidiary........................         1,913
                  Less: unrealized gain on securities available for sale......        (3,371)
                  Less: nonqualifying intangible assets.......................       (21,707)
                  Leverage capital............................................       194,714
                  Plus: Tier 2 capital (1)....................................        15,769
                                                                                ------------
                  Total risk-based capital....................................  $    210,483
                                                                                ============

                  Quarterly average total assets for leverage ratio...........  $  2,488,554
                                                                                ============
                  Net risk-weighted assets including
                    off-balance sheet items...................................  $  1,355,866
                                                                                ============

                  Leverage capital ratio......................................          7.82%
                  Minimum requirement.........................................  3.00 to 5.00% (2)

                  Risk-based capital ratio....................................         15.52%
                  Minimum requirement.........................................          8.00%

                  -----------------------------
                  (1) Tier 2 capital consists entirely of the allowance for loan losses, which is limited to 1.25% of total risk-weighted assets as detailed under regulations of the FDIC.

                  (2) The FDIC has indicated that the most highly rated institutions which meet certain criteria will be required to maintain a ratio of 3.00%, and all other institutions will be required to maintain an additional cushion of 100 to 200 basis points. As of June 30, 1998, the Company had not been advised of any additional requirements in this regard.

         The Company is also subject to Pennsylvania Department of Banking ("Department") capital guidelines. Although not adopted in regulation form, the Department utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital. The components of leverage and risk-based capital are substantially the same as those defined by the FDIC.

         Liquidity and Capital Resources. The Company is required to maintain a sufficient level of liquid assets, as determined by management and defined and reviewed for adequacy by the FDIC during their regular examinations. The FDIC, however, does not prescribe by regulation a minimum amount or percentage of liquid assets. The FDIC allows any marketable security, whose sale would not impair the capital adequacy of the Company, to be eligible for liquidity. The Company's liquidity is quantified through the use of a standard liquidity ratio of liquid assets to short-term borrowings plus deposits. Using this formula, the Company's liquidity ratio was 23.0% as of June 30, 1998. The Company adjusts its liquidity levels in order to meet funding needs of deposit outflows, repayment of borrowings and loan commitments. The Company also adjusts liquidity as appropriate to meet its asset and liability management objectives.

         The Company's primary sources of funds are the amortization and repayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rate levels, economic conditions, and competition. The Company manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Company invests excess funds in short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Short-term interest-earning deposits with the FHLB of Pittsburgh amounted to $42.4 million at June 30, 1998. Other assets qualifying for liquidity outstanding at June 30, 1998, amounted to $478.2 million. For additional information about cash flows from the Company's operating, financing, and investing activities, see Statements of Cash Flows included in the Consolidated Financial Statements.

         A major portion of the Company's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash were net income, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts.

         Liquidity management is both a daily and long-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At June 30, 1998, the Company had $232.2 million in advances from the FHLB. The Company borrows from the FHLB to reduce interest rate risk and to provide liquidity when necessary.

         At June 30, 1998, the Company's customers had $66.5 million of unused lines of credit available. This amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at June 30, 1998, totaled $771.7 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company.

         The major sources of the Company's cash flows are the areas of loans, marketable securities, deposits and borrowed funds.

         Deposits are the Company's primary source of externally generated funds. The level of deposit inflows during any given period is heavily influenced by factors outside of management's control, such as the general level of short-term and long-term interest rates in the economy, as well as higher alternative yields that investors may obtain on competing investments such as money market mutual funds. Financial institutions, such as the Company, are also subject to deposit outflows. The Company's net deposits excluding interest credits and acquisitions, increased by $97.0 million, $103.5 million and $26.1 million for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

         Similarly, the amount of principal repayments on loans and the amount of new loan originations is heavily influenced by the general level of interest rates in the economy. Funds received from principal payments on loans for the fiscal years ended in June 30, 1998, 1997 and 1996 were $425.3 million, $371.3 million and $316.6 million, respectively. Loan originations for the years ended June 30, 1998, 1997 and 1996 were $802.1 million, $563.2 million and $564.4 million, respectively. The Company also sells a portion of the loans it originates and the cash flows from such sales for the fiscal years ended June 30, 1998, 1997 and 1996 were $30.1 million, $47.9 million and $99.1 million, respectively.

         The Company also experiences significant cash flows from its portfolio of marketable securities as principal payments are received on mortgage-backed securities and investment securities, which generally are of short duration, mature. During recent years, the Company has utilized cash to increase its portfolio of investment securities. Cash flow from the repayment of principal and the maturity of marketable securities for the fiscal years ended June 30, 1998, 1997 and 1996 were $59.6 million, $27.0 million and $26.5 million , respectively. During the fiscal years ended June 30, 1998, 1997 and 1996, the bank utilized cash to purchase marketable securities in the amount of $167.4 million, $30.0 million and $99.2 million, respectively.

         The Company utilizes borrowings as a source of liquidity, when necessary, and as a source of funds for long term investment when market conditions permit. The net cash flow from the receipt and repayment of borrowings were net increases of $66.2 million, $6.6 million and $105.2 million for the fiscal years ended June 30, 1998, 1997 and 1996, respectively.

         Other activity with respect to cash flow was the payment of cash dividends on common stock in the amount of $7.5 million, $7.5 million and $9.0 million for the fiscal years ended June 30 1998, 1997 and 1996 respectively.

         Impact of Inflation and Changing Prices. The Consolidated Financial Statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

         Capability of the Company's Data Processing to Accommodate the Year 2000. The Company has devoted substantial resources to address the possible impact of issues relating to the year 2000 ("Year 2000") on the Company and its operations. After several years of assessing the potential problems, the Company adopted a formal plan addressing the Year 2000 issue in 1997.

         The Company's biggest area of concern is its core application processing and the Company plans to eliminate this concern by converting to a new core application processing system in the fourth quarter of 1998. Although the system's Year 2000 capabilities have already been tested by other users, on-site testing of the computer system's Year 2000 readiness as well as all mission critical processes are expected to be completed by the Company by June 30, 1999. The approximate cost of this conversion is $2,000,000, which will be capitalized and expensed over various periods ranging from five to ten years.

         Other than the core application conversion, costs relating to Year 2000 issues are not expected to be material and are not expected to have a material effect on the results of operations of the Company.

         The Company is continuously monitoring relationships with material third parties, including large deposit and loan customers, to ensure that their Year 2000 efforts are progressing appropriately. However, it is possible that the Company could be negatively impacted in the Year 2000 because external parties have not successfully addressed their Year 2000 issues. Although the effects of such third party problems are not known, the Company does not foresee any problems which will be material in nature. To mitigate its exposure to the failure of third parties, the Company is actively designing a contingency plan which will allow it to continue services in the event unforeseeable external factors disrupt normal operations in the Year 2000. However, there can be no assurance that any contingency plans will completely mitigate the effects of any such failure.

         Impact of New Accounting Standards. In October 1995, the FASB released SFAS 123, "Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 establishes a fair value based method for stock-based compensation plans. SFAS 123 permits entities to expense an estimated fair value of employee stock options or to continue to measure compensation cost for these plans using the intrinsic value accounting method contained in APB Opinion No. 25. Entities that elect to continue to use the intrinsic value method must provide pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. For fiscal years 1998, 1997 and 1996 the Company has elected to continue to use the intrinsic value method under APB Opinion No. 25 and has disclosed the pro forma effects of SFAS 123 in the footnotes to the financial statements.

         In June 1996, the FASB released SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities and distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under SFAS 125, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does not recognize financial assets it no longer controls and liabilities that have been extinguished. This financial-components approach focuses on the assets and liabilities that exist after the transfer. SFAS 125 also extends the "available-for-sale" or "trading" approach in SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," to non-security financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, non-security financial assets that are subject to prepayment risk that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading." SFAS 125 is generally effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, with certain provisions having been delayed until after December 31, 1997 by SFAS 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125, an amendment of Statement No. 125." Also, the extension of SFAS 115 approach to certain non- security financial assets and the amendment to SFAS 115 is effective for financial assets held on or acquired after January 1, 1997. The adoption of SFAS 125 did not have a material impact on the consolidated financial statements of the Company.

         Effective December 31, 1997, the Company adopted SFAS 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 supercedes APB Opinion No. 15 "Earnings Per Share" and specifies the computation, presentation and disclosure requirements for earnings per share (EPS) for entities with publicly held stock or potential common stock. Essentially, this promulgation replaces the primary EPS and fully diluted EPS presentations under APB Opinion No. 15 with a basic EPS and diluted EPS presentation. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure and requires a reconciliation of the components of basic and diluted EPS. Basic EPS excludes common stock equivalents and dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the company. SFAS 128 also required restatement of all prior period EPS data presented.

         In February 1997, the FASB released SFAS 129 "Disclosure of Information about Capital Structure" ("SFAS 129") effective for financial statements for periods ending after December 15, 1997. SFAS 129 summarizes previously issued disclosure guidance contained within APB Opinion Nos. 10 and 15 as well as SFAS 47, and, as such, there were no material changes to the Company's disclosures pursuant to the adoption of SFAS 129.

         In June 1997, the FASB released SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners." The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. Only the impact of unrealized gains or losses on securities available for sale is expected to be disclosed as an additional component of the Company's income under the requirements of SFAS 130. This statement is effective for fiscal years beginning after December 15, 1997.

         In June 1997, the FASB released SFAS 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for reporting financial information from operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS 131 uses a "management approach" concept as the basis for identifying reportable segments which focuses on financial information as used internally by an enterprise's decision makers. This statement is effective for periods beginning after December 15, 1997 and will not have a material impact on the consolidated financial statements of the Company.

         In February 1998, the FASB released SFAS 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106" ("SFAS 132"). SFAS 132 standardizes disclosure requirements for pensions and postretirement benefits where applicable and suggests a combined format for presentation purposes, requires additional information on changes in the benefit obligations and fair values of plan assets, and eliminates certain disclosures that are no longer useful. This statement, however, does not change the measurement or recognition requirements of pension or postretirement benefit plans. SFAS 132 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods if the information is readily available. The impact of this statement is not expected to have a material effect on the Company's financial statements.

         In June 1998, the FASB released SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Earlier application is encouraged, however, this statement should not be applied retroactively to financial statements of prior periods. The Company does not currently participate in any activity that qualifies as derivative or hedging and, therefore, does not expect this statement to have a material effect on the financial statements.

                   MARKET FOR COMMON STOCK AND RELATED MATTERS

         The Company's common stock is listed on the Nasdaq National Market under the symbol "NWSB." As of June 30, 1998, the Company had 16 registered market makers, 4,468 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 46,840,970 shares outstanding. As of such date, Northwest Bancorp, M.H.C. (the "Mutual Holding Company"), the Company's mutual holding company, held 32,400,000 shares of common stock and stockholders other than the Mutual Holding Company held 14,440,970 shares. The following table sets forth market price and dividend information for the common stock or, prior to the completion of the Bank's reorganization into the two-tier mutual holding company structure, which was completed on February 17, 1998, the Bank's common stock. Information is presented for each quarter of the previous two fiscal years, adjusted for the 2 for 1 stock split completed on November 14, 1997.


                   Fiscal Year Ended                                                        Cash Dividends
                     June 30, 1997                            High               Low           Declared
                  ------------------                      -------------    -------------      ----------
                  First quarter                           $  6.125         $   5.375          $  .040
                  Second quarter                             6.875             5.938             .040
                  Third quarter                              7.875             6.563             .040
                  Fourth quarter                             7.875             7.125             .040

                   Fiscal Year Ended                                                        Cash Dividends
                     June 30, 1998                            High              Low            Declared
                  ------------------                      -------------    -------------      ----------
                  First quarter                             13.125             7.813             .040
                  Second quarter                            16.375            13.625             .040
                  Third quarter                             17.188            13.000             .040
                  Fourth quarter                            18.000            14.875             .040

         Payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Company's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

         Although mutual holding companies frequently waive dividends declared by their majority-owned savings institution subsidiaries, the Holding Company has not waived dividends paid by the Company. The Holding Company has made certain commitments to the Federal Reserve Board ("FRB") that restrict its ability to waive dividends and that require it to obtain prior FRB approval of any waiver of dividends.

         There can be no assurance (i) that in the future the Mutual Holding Company will file applications to the FRB requesting approval to waive dividends paid by the Company, (ii) that the FRB will approve any dividend waiver application by the Mutual Holding Company should such application be filed,
(iii) as to the terms that may be imposed by the FRB on any future waiver, and
(iv) that the Mutual Holding Company will waive dividends paid by the Company.

                         Independent Auditors' Report
                         ----------------------------

The Board of Directors
Northwest Bancorp, Inc.:


We have audited the accompanying consolidated statements of financial condition of Northwest Bancorp, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northwest Bancorp, Inc. and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1998, in conformity with generally accepted accounting principles.

/s/ KPMG PEAT MARWICK LLP

Pittsburgh, Pennsylvania
August 14, 1998

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

                 Consolidated Statements of Financial Condition

                             June 30, 1998 and 1997

                          (Dollar amounts in thousands)


                                                                                        1998               1997
                             Assets                                                     ----               ----
                             ------
Cash and cash equivalents                                                           $     16,992            13,747
Interest-bearing deposits in other financial institutions                                 42,403            57,765
Marketable securities available-for-sale (notes 4 and 11)                                316,715           259,720
Marketable securities held-to-maturity (market value of
     $192,817 and $152,744) (notes 4 and 11)                                             193,262           153,980
Loans receivable, net of allowance for estimated
     losses of $15,769 and $13,611 (notes 5, 7 and 11)                                 1,907,289         1,536,498
Accrued interest receivable (note 6)                                                      13,254            11,027
Real estate owned, net                                                                     3,506             4,549
Federal Home Loan Bank stock, at cost (notes 8 and 11)                                    13,444            12,144
Premises and equipment, net (note 9)                                                      26,239            21,481
Goodwill and other intangibles                                                            22,065            11,586
Other assets                                                                               7,415             8,866
                                                                                    ------------      ------------
                  Total assets                                                      $  2,562,584         2,091,363
                                                                                    ============      ============

                     Liabilities and Shareholders' Equity
                     ------------------------------------
Liabilities:
     Deposits (note 10)                                                                2,022,503         1,640,815
     Borrowed funds (note 11)                                                            289,706           223,458
     Advances by borrowers for taxes and insurance                                        15,348            12,985
     Accrued interest payable                                                              2,932             4,312
     Other liabilities                                                                    12,303            11,299
                                                                                    ------------      ------------
                  Total liabilities                                                    2,342,792         1,892,869

Minority interest in subsidiary                                                            1,913                 -

Shareholders' equity (notes 13 and 17):
     Common stock, $.10 par value, authorized 100,000,000
        shares; 46,840,970 and 46,752,000 issued and
        outstanding at June 30, 1998 and 1997, respectively                                4,684             2,338
     Paid-in capital                                                                      67,248            67,854
     Retained earnings, substantially restricted (note 13)                               145,259           131,423
     Unrealized gain on securities available-for-sale,
        net of income taxes                                                                3,371             1,026
     Unearned employee stock ownership plan shares (note 15)                              (1,412)           (2,358)
     Unearned recognition and retention plan shares (note 15)                             (1,271)           (1,789)
                                                                                    ------------      ------------
                  Total shareholders' equity                                             217,879           198,494
                                                                                    ------------      ------------
                  Total liabilities and shareholders' equity                        $  2,562,584         2,091,363
                                                                                    ============      ============

See accompanying notes to consolidated financial statements.

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

                        Consolidated Statements of Income

                For the Years Ended June 30, 1998, 1997 and 1996

                             (Amounts in thousands)



                                                                       1998             1997              1996
                                                                       ----             ----              ----
Interest income:
     Loans receivable                                               $  144,354           127,019          111,957
     Mortgage-backed securities                                         19,547            19,141           17,342
     Investment securities                                              10,316             6,925            5,089
     Interest-bearing deposits                                             675               433              742
                                                                    ----------        ----------       ----------
                  Total interest income                                174,892           153,518          135,130
                                                                    ----------        ----------       ----------

Interest expense:
     Deposits (note 10)                                                 85,046            72,627           61,661
     Borrowed funds                                                     10,157             8,797            6,976
                                                                    ----------        ----------       ----------
                  Total interest expense                                95,203            81,424           68,637
                                                                    ----------        ----------       ----------

                  Net interest income                                   79,689            72,094           66,493

Provision for possible loan losses (note 7)                              4,072             2,491            1,502
                                                                    ----------        ----------       ----------
                  Net interest income after provision
                     for possible loan losses                           75,617            69,603           64,991
                                                                    ----------        ----------       ----------

Noninterest income:
     Loan fees and service charges                                       3,347             2,351            1,952
     Gain on sales of marketable securities, net                         1,500               901                -
     Loss on sale of loans                                                (369)             (420)          (1,022)
     Gain on sale of real estate owned                                     164               496              274
     Gain on sale of real estate owned for investment                      339                 -                -
     Other operating income                                              3,836             3,408            2,921
                                                                    ----------        ----------       ----------
                  Total noninterest income                               8,817             6,736            4,125

                                                                     (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

                             (Amounts in thousands)

                                                                        1998              1997              1996
                                                                       -------           -------          -------
Noninterest expense:
     Compensation and employee benefits (note 15)                    $  28,326            25,990           21,756
     Premises and occupancy costs                                        5,857             5,163            4,536
     SAIF recapitalization assessment (note 18)                              -             8,565                -
     Federal insurance premiums                                            773             1,302            3,019
     Data processing                                                     1,633             1,135            1,170
     Check processing                                                    2,026             1,543            1,391
     Advertising                                                         1,283             1,606            1,197
     Amortization of intangibles                                         1,808             1,381              560
     Other expenses                                                      8,612             7,518            7,198
                                                                       -------           -------          -------
                  Total noninterest expense                             50,318            54,203           40,827
                                                                       -------           -------          -------
                  Income before income taxes                            34,116            22,136           28,289

Income taxes (note 12):
     Federal                                                            11,232             7,076            8,855
     State                                                               1,763             1,396            1,948
                                                                       -------           -------          -------
                  Total income taxes                                    12,995             8,472           10,803

Minority interest in net loss of subsidiary                                201                 -                -
                                                                       -------           -------          -------
                  Net income                                         $  21,322            13,664           17,486
                                                                       -------           -------          -------
Basic earnings per share (note 14)                                    $  .46                 .30              .38
                                                                         ===                 ===              ===
Diluted earnings per share (note 14)                                  $  .45                 .30              .38
                                                                         ===                 ===              ===

See accompanying notes to consolidated financial statements.

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

           Consolidated Statements of Changes in Shareholders' Equity

                For the Years Ended June 30, 1998, 1997 and 1996

                             (Amounts in thousands)

                                                                         1998             1997             1996
                                                                       -------           -------          -------
Common stock:
     Balance at beginning of fiscal year                            $    2,338             2,338            1,155
     Exercise of stock options                                               8                 -                -
     Issuance of recognition and retention plan shares                       -                 -               14
     Adjustment resulting from two-for-one stock split                   2,338                 -            1,169
                                                                       -------           -------          -------
                      Balance at June 30                                 4,684             2,338            2,338
Paid-in capital:
     Balance at beginning of fiscal year                                67,854            67,671           65,596
     Exercise of stock options                                             401                 -                -
     Issuance of recognition and retention plan shares                       -                 -            3,229
     Adjustment resulting from two-for-one stock split                  (2,338)                -           (1,169)
     Tax benefit for excess of fair value above cost
        of stock option and recognition and retention plans                449                 -                -
     Excess of fair value above cost of employee
        stock ownership plan (ESOP) shares released                        882               183               15
                                                                       -------           -------          -------
                      Balance at June 30                                67,248            67,854           67,671

Retained earnings:
     Balance at beginning of fiscal year                               131,423           125,239          114,724
     Net income                                                         21,322            13,664           17,486
     Dividends ($.16 per share in 1998, $.16 per
        share in 1997 and $.15 per share in 1996)                       (7,486)           (7,480)          (6,971)
                                                                       -------           -------          -------
                      Balance at June 30                               145,259           131,423          125,239

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

                             (Amounts in thousands)


                                                                         1998             1997              1996
                                                                         ----             ----              ----
Unrealized gain on securities available-for-sale:
     Balance at beginning of fiscal year                             $   1,026             1,325            1,527
     Net change in unrealized gain on securities,
        net of deferred taxes                                            2,345              (299)            (202)
                                                                     ---------         ---------        ---------
                      Balance at June 30                                 3,371             1,026            1,325

Unearned ESOP shares:
     Balance at beginning of fiscal year                                (2,358)           (3,328)          (4,312)
     ESOP shares released                                                  946               970              984
                                                                     ---------         ---------        ---------
                      Balance at June 30                                (1,412)           (2,358)          (3,328)
                                                                     ---------         ---------        ---------
Unearned recognition and retention plan (RRP) shares:
        Balance at beginning of fiscal year                             (1,789)           (2,594)               -
        Common shares acquired by RRP                                        -                 -           (3,243)
        RRP shares released                                                518               805              649
                                                                     ---------         ---------        ---------
                      Balance at June 30                                (1,271)           (1,789)          (2,594)
                                                                     ---------         ---------        ---------
                      Total shareholders' equity                    $  217,879           198,494          190,651
                                                                     =========         =========        =========

See accompanying notes to consolidated financial statements.

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                For the Years Ended June 30, 1998, 1997 and 1996

                             (Amounts in thousands)

                                                                             1998              1997            1996
                                                                          ---------         ---------       ---------
Operating activities:
     Net income                                                          $   21,322            13,664          17,486
     Adjustments to reconcile net income to net
        cash provided by operating activities:
           Provision for possible loan losses                                 4,072             2,491           1,502
           Net loss (gain) on sales of assets                                (1,634)             (977)            748
           Purchase of marketable securities, trading                       (36,061)                -               -
           Proceeds from sale of marketable securities,
               trading                                                       36,151                 -               -
           Depreciation and amortization                                      4,122             3,260           2,205
           Accretion of deferred loan fees                                     (725)             (715)         (1,297)
           Increase in other assets                                          (1,373)             (897)         (1,098)
           Increase (decrease) in other liabilities                          (3,022)            1,625             413
           Accretion of discounts on marketable securities                     (316)             (431)           (421)
           Noncash compensation expense related to
               stock benefit plans                                            3,200             2,212           1,648
           Other                                                                  -                 -             163
                                                                          ---------         ---------       ---------
                      Net cash provided by operating activities              25,736            20,232          21,349

Investing activities:
     Purchase of marketable securities held-to-maturity                     (66,692)                -         (18,684)
     Purchase of marketable securities available-for-sale                  (100,707)          (29,992)        (80,504)
     Proceeds from maturities and principal reductions
        of marketable securities held-to-maturity                            27,611            18,315          16,663
     Proceeds from maturities and principal reductions
        of marketable securities available-for-sale                          32,012             8,692           9,881
     Proceeds from sales of marketable securities available-
        for-sale                                                             39,437            15,496               -
     Loan originations                                                     (802,145)         (563,188)       (564,380)
     Proceeds from loan maturities and principal reductions                 425,325           371,295         316,574
     Proceeds from loan sales                                                30,094            47,985          99,062
     Purchase of Federal Home Loan Bank stock                                (1,300)             (973)         (1,142)
     Proceeds from sale of real estate owned                                  3,196             1,978           2,169
     Net (purchase) sale of real estate owned for investment                    162              (391)           (358)
     Purchase of premises and equipment                                      (4,276)           (4,153)         (3,928)
     Acquisitions, net of cash received                                     151,935           (13,959)         11,182
                                                                          ---------         ---------       ---------
                      Net cash used by investing activities                (265,348)         (148,895)       (213,465)

                                                                   (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

                             (Amounts in thousands)

                                                                             1998              1997              1996
                                                                          ---------         ---------        ---------
Financing activities:
     Increase in deposits, net                                           $  166,024           156,174           70,118
     Proceeds from long-term borrowings                                     136,622            63,136           18,269
     Repayments of long-term borrowings                                     (70,544)          (75,260)         (28,108)
     Net increase in short-term borrowings                                      168            18,821          115,000
     Increase in advances by borrowers for
        taxes and insurance                                                   2,302               480               76
     Cash dividends paid                                                     (7,486)           (7,480)          (8,996)
     Proceeds from options exercised                                            409                 -                -
                                                                          ---------         ---------        ---------
                  Net cash provided by financing activities                 227,495           155,871          166,359
                                                                          ---------         ---------        ---------

                  Net increase (decrease) in cash and
                     cash equivalents                                    $  (12,117)           27,208          (25,757)
                                                                          =========         =========        =========

Cash and cash equivalents at beginning of period                             71,512            44,304           70,061
Net increase (decrease) in cash and cash equivalents                        (12,117)           27,208          (25,757)
                                                                          ---------         ---------        ---------
Cash and cash equivalents at end of period                               $   59,395            71,512           44,304
                                                                          =========         =========        =========
     Cash paid during the year for:
        Interest on deposits and borrowings (including
           interest credited to deposit accounts of
           $64,476, $52,665 and $47,385, respectively)                  $    97,425            81,240           68,218
                                                                          =========         =========        =========
        Income taxes                                                    $    12,215             8,531           11,408
                                                                          =========         =========        =========

     Noncash activities:
        Business acquisitions:
           Fair value of assets acquired                                     69,992            59,560          115,220
           Cash received (paid)                                             148,751           (18,772)         (15,028)
           Minority interest                                                 (2,060)                -                -
                                                                          ---------         ---------        ---------
                  Liabilities assumed                                   $   216,683            40,788          100,192
                                                                          =========         =========        =========
        Loan foreclosures and repossessions                             $     2,839             1,654            2,072
                                                                          =========         =========        =========
        Sale of real estate owned financed by the Company               $       147               108              700
                                                                          =========         =========        =========

See accompanying notes to consolidated financial statements.

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                          June 30, 1998, 1997 and 1996

            (All dollar amounts presented in tables are in thousands)


(1)   Summary of Significant Accounting Policies
      ------------------------------------------

      Nature of Operations
      --------------------

      Northwest Bancorp, Inc. (the "Company") headquartered in Warren,
          Pennsylvania, is a Bank Holding Company for its wholly owned subsidiary Northwest Savings Bank ("Northwest") and its majority owned subsidiary Jamestown Savings Bank ("Jamestown"). These retail oriented financial institutions offer traditional deposit and loan products through their 68 banking locations in Pennsylvania and three banking locations in Jamestown, New York. The Company and its subsidiaries also offer consumer finance products through 33 consumer finance offices in Pennsylvania and one in New York. The Company maintains geographic diversification in its real estate loan portfolio by operating, through a subsidiary, four mortgage production offices in New York and one in Pennsylvania.

      Consolidation
      -------------

      The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries after elimination of all significant intercompany accounts and transactions.

      Cash and Cash Equivalents
      -------------------------

      For purposes of the statement of cash flows, cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other financial institutions.

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)


      Marketable Securities
      ---------------------

      The Company classifies marketable securities at the time of their purchase as either held-to-maturity, available-for-sale or trading securities. Securities for which management has the intent and the Company has the ability to hold until their maturity are classified as held-to-maturity and are carried on the Company's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. If it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of shareholders' equity, net of tax. Securities available-for-sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk or other market factors. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and are reported at fair value, with unrealized gains and losses included in earnings. The Company has no securities classified as trading as of June 30, 1998 or 1997. The cost of securities sold is determined on a specific identification basis.

      Federal law requires a member institution of the Federal Home Loan Bank
          ("FHLB") system to hold stock of its district FHLB according to a predetermined formula. This stock is recorded at cost and may be pledged to secure FHLB advances.

      Loans Receivable
      ----------------

      Loans are stated at their unpaid principal balance net of any deferred origination fees or costs and the allowance for estimated loan losses. Interest income on loans is credited to income as earned. Interest earned on loans for which no payments were received during the month is accrued at month end. Interest accrued on loans more than ninety days delinquent is offset by a reserve for uncollected interest, and such loans are placed on nonaccrual status.

      The Company has identified certain residential loans which will be sold prior to maturity. These loans are recorded at the lower of amortized cost or market value and are not significant as of June 30, 1998 and 1997.

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

      Loan fees and certain direct loan origination costs are deferred, and the net deferred fee or cost is then recognized using the level-yield method over the contractual life of the loans, adjusted for estimated prepayments.

      Real Estate
      -----------

      Real estate owned (acquired by foreclosure or voluntarily conveyed by delinquent borrowers) is initially recorded at fair value at the time of acquisition and subsequently reported at the lower of its new cost basis or fair value less estimated costs to sell. Gains and losses on real estate owned are credited or charged to operations.

      Provision for Loan Losses
      -------------------------

      Provisions for estimated losses on the loan portfolios, other than those specifically identified, are charged to earnings in an amount that results in a general loss allowance sufficient, in management's judgment, to cover anticipated losses based on past and expected future loss experience and economic conditions. Provisions for estimated losses on specific loans are charged to the allowance for loan losses when, in the opinion of management, a significant decline reduces the estimated fair value of the underlying collateral to less than its current carrying value.

      The Company adopted the provisions of SFAS No. 114, "Accounting by
          Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," on July 1, 1995. Management considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Generally, all nonaccrual loans are deemed to be impaired. In evaluating whether a loan is impaired, management considers not only the amount that the Company expects to collect but also the timing of collection. Generally, if a delay in payment is insignificant (e.g., less than 30 days), a loan is not deemed to be impaired.

                                                                   (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

      When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's market price or fair value of the collateral if the loan is collateral dependent. The majority of loans deemed to be impaired by management are collateral dependent. Loans are evaluated individually for impairment. Smaller balance, homogeneous loans (e.g., primarily consumer and residential mortgages) are evaluated collectively for impairment. Impairment losses are included in the allowance for possible loan losses. Impaired loans are charged off when management believes that the ultimate collectibility of a loan is not likely.

      Interest income on impaired loans is recognized using the cash basis method. Interest on impaired loans that are contractually past due ninety days and over is reserved.

      Goodwill and Identified Intangibles
      -----------------------------------

      Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

      Premises and Equipment
      ----------------------

      Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is accumulated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are forty to fifty years for buildings, five years for automobiles and five to twenty years for furniture and other equipment. Amortization of leasehold improvements is accumulated on a straight-line basis over the terms of the related leases or the useful lives of the related assets, whichever is shorter.

      Savings Deposits
      ----------------

      Interest on savings deposits is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the accounts.

                                                                   (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

      Income Taxes
      ------------

      Income tax expense is recognized after giving effect to special rules applicable to thrift institutions. The Company joins with its wholly owned subsidiary, Northwest, in filing a consolidated federal income tax return. Jamestown files a separate federal income tax return.

      The Company accounts for income taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled.

      Pension Plan
      ------------

      The Company has noncontributory defined benefit pension plans. The net periodic pension cost has been calculated in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pension."

      Reclassification of Prior Years' Statements
      -------------------------------------------

      Certain items previously reported have been reclassified to conform with the current year's reporting format.

      The number of shares and related earnings per share have been restated to reflect two-for-one stock splits in fiscal years 1998 and 1996 (see notes 13 and 14).

      Derivative Financial Instruments
      --------------------------------

      The Company has no involvement with financial instruments that meet the definition of a derivative as defined by SFAS 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments."

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

      Use of Estimates
      ----------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2)   Corporate Reorganization
      ------------------------

      On February 17, 1998, Northwest reorganized into a two-tier holding company structure. Northwest formed a new, state chartered stock holding company, Northwest Bancorp, Inc., which is 69.2% owned by Northwest Bancorp MHC. As a result of this reorganization, Northwest Bancorp, Inc. became the parent company of Northwest and owns 100% of Northwest's common stock. The previous shareholders of Northwest stock received an equivalent number of shares of the new publicly traded entity, Northwest Bancorp, Inc. Aside from this two-tier holding company structure giving the Company greater flexibility by maintaining the benefits of the mutual holding company while capitalizing on the additional opportunities available to stock holding companies, the operations remain unchanged.

      The reorganization was accounted for in a manner similar to a pooling of interests. Accordingly, the prior years' consolidated financial statements of the Company are identical to the prior periods' consolidated financial statements of Northwest.

(3)   Business Combinations
      ---------------------

      During fiscal 1998, the Company purchased 10 retail office facilities from two financial institutions and assumed deposits of $166,000,000. The resulting intangible asset of approximately $12,125,000 is being amortized over a 10-year period on a straight-line basis. In addition, the Company purchased, from Northwest Bancorp MHC, 64.3% of the common stock of Jamestown, which had assets of approximately $56,000,000, for cash of $3,920,000.

                                                                  (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)


      During fiscal 1997, Northwest completed the acquisition of a savings bank and a consumer discount company: The savings bank had assets of approximately $56,000,000 and was purchased for cash of $17,986,000, and the consumer discount company had assets of approximately $1,050,000 and was purchased for cash of $786,000. The acquisitions were recorded using the purchase method of accounting resulting in goodwill of approximately $3,000,000 which is being amortized over a 10-year period on a straight-line basis.

      During fiscal 1996, Northwest completed the acquisition of two financial institutions: a commercial bank with assets of approximately $39,300,000 for $7,798,000 in cash and a savings bank with assets of approximately $45,600,000 for $7,230,000 in cash. The acquisitions were recorded using the purchase method of accounting resulting in goodwill of approximately $6,500,000 which is being amortized over a 10-year period on a straight-line basis. Northwest also purchased a retail office facility and assumed deposits of $23,800,000 from another financial institution. The resulting deposit premium intangible of approximately $1,100,000 is being amortized over a 10-year period on a straight-line basis.

                                                                  (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

(4)   Marketable Securities
      ---------------------

      Marketable securities at June 30, 1998, are as follows:

                                                                           Gross              Gross
                                                                        unrealized         unrealized
                                                        Amortized         holding            holding           Market
                                                          cost             gains             losses             value
                                                         --------        --------           --------           -------
      Held-to-maturity
      ----------------
      U.S. government and agencies:
           Due in one year or less                     $    9,978              23                 -             10,001
           Due after one year - five years                 26,380             507                 -             26,887
           Due after ten years                             15,000              94                 -             15,094
      Municipal securities:
           Due after ten years                              3,811             136                 -              3,947
      Corporate debt issues:
           Due in one year or less                            100               -                 -                100
           Due in five years - ten years                    2,305              25                 -              2,330
           Due after ten years                             25,447             329              (213)            25,563
      Mortgage-backed securities:
           Fixed rate pass-through                          5,663              82                 -              5,745
           Variable rate pass-through                       9,936             260              (137)            10,059
           Fixed rate CMO                                   4,578               3               (10)             4,571
           Variable rate CMO                               90,064             692            (2,236)            88,520
                                                         --------        --------           --------           -------
                     Total mortgage-
                        backed securities                 110,241           1,037            (2,383)           108,895
                                                         --------        --------           --------           -------
                     Total securities
                        held-to-maturity               $  193,262           2,151            (2,596)           192,817
                                                         ========        ========           ========           =======

                                                                   (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

                                                                           Gross             Gross
                                                                        unrealized        unrealized
                                                       Amortized          holding           holding          Market
                                                          cost              gains            losses          value
                                                        --------         --------          --------         --------
      Available-for-sale:
      ------------------
      U.S. government and agencies:
           Due in one year or less                    $    4,587               20                 -            4,607
           Due after one year - five years                53,015            1,123                (4)          54,134
           Due after five - ten years                      5,991                9                (5)           5,995
           Due after ten years                            12,233               30                (4)          12,259
      Equity securities                                    2,229            2,694                 -            4,923
      Municipal securities:
           Due after one year - five years                 2,158               70                (2)           2,226
           Due after five years - ten years                5,304              219                 -            5,523
           Due after ten years                            29,845              696                (1)          30,540
      Corporate debt issues:
           Due after ten years                               985                -                 -              985
      Mortgage-backed securities:
           Fixed rate pass-through                         5,396               15               (20)           5,391
           Variable rate pass-through                     11,523               75               (19)          11,579
           Fixed rate CMO                                     37                -                (2)              35
           Variable rate CMO                             178,000            2,263            (1,745)         178,518
                                                        --------         --------          --------         --------
                      Total mortgage-
                        backed securities                194,956            2,353            (1,786)         195,523
                                                        --------         --------          --------         --------
                     Total securities
                        available-for-sale            $  311,303            7,214            (1,802)         316,715
                                                        ========         ========          ========         ========

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

      Marketable securities at June 30, 1997, are as follows:

                                                                          Gross              Gross
                                                                       unrealized          unrealized
                                                      Amortized          holding            holding           Market
                                                        cost              gains             losses            value
                                                      ----------         --------          --------         ---------
      Held-to-maturity:
      ----------------
      U.S. government and agencies:
           Due in one year or less                   $   12,057                47                -            12,104
           Due after one year - five years               30,811               436              (17)           31,230
      Corporate debt issues:
           Due in one year or less                          201                 -                -               201
           Due after one year - five years                  100                 -                -               100
           Due after ten years                              250                 -                -               250
      Mortgage-backed securities:
           Fixed rate pass-through                       10,853                30             (112)           10,771
           Variable rate pass-through                    13,397               335              (42)           13,690
           Fixed rate CMO                                 1,400                 2               (3)            1,399
           Variable rate CMO                             84,911               673           (2,585)           82,999
                                                      ----------         --------          --------         ---------
                     Total mortgage-
                        backed securities               110,561             1,040           (2,742)          108,859
                                                      ----------         --------          --------         ---------
                     Total securities
                        held-to-maturity             $  153,980             1,523           (2,759)          152,744
                                                      ==========         ========          ========         =========

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

                                                                         Gross             Gross
                                                                      unrealized        unrealized
                                                    Amortized           holding           holding           Market
                                                      cost               gains            losses            value
                                                    ---------          --------          --------         --------
      Available-for-sale:
      ------------------
      U.S. government and agencies:
           Due in one year or less                 $    3,197                 5                -             3,202
           Due after one year - five years             34,730               431             (100)           35,061
           Due after ten years                         25,363                11             (365)           25,009
      Equity securities                                 2,169             1,754                -             3,923
      Municipal securities:
           Due in one year - five years                 2,403                27               (9)            2,421
           Due in five years - ten years                5,824                81               (4)            5,901
           Due after ten years                          3,095                72                -             3,167
      Mortgage-backed securities:
           Fixed rate pass-through                     36,782             1,198              (84)           37,896
           Variable rate pass-through                     770                14                -               784
           Fixed rate CMO                                  99                 8                -               107
           Variable rate CMO                          143,658             1,225           (2,634)          142,249
                                                    ---------          --------          --------         --------
                     Total mortgage-
                        backed securities             181,309             2,445           (2,718)          181,036
                                                    ---------          --------          --------         --------
                     Total securities
                        available-for-sale         $  258,090             4,826           (3,196)          259,720
                                                    =========          ========          ========         ========

Expected maturities for mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.


                                                                   (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)


The following table presents information regarding the issuers and the carrying value of the Company's mortgage-backed securities:


                                                              June 30,
                                                      -----------------------
                                                         1998         1997
                                                      ----------    ---------
     Mortgage-backed securities:
           FNMA                                       $  143,992      140,775
           GNMA                                           12,457       29,338
           FHLMC                                         138,962      120,400
           Other (nonagency)                              10,353        1,084
                                                      ----------    ---------
                       Total mortgage-backed
                           securities                 $  305,764      291,597
                                                      ==========    =========

      Marketable securities having a carrying value of $60,100,000 at June 30, 1998, were pledged to secure public deposits. During the fiscal years 1998 and 1997, the Company sold marketable securities classified as either available-for-sale or trading for $75,588,000 and $15,496,000, respectively, realizing a gross pretax profit of $1,500,000 in fiscal 1998 and $901,000 in fiscal 1997. During fiscal year 1996 the Company did not sell any marketable securities.

                                                                   (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)



(5)   Loans Receivable

      Loans receivable at June 30, 1998 and 1997, are summarized in the table below:


                                                         1998           1997
                                                         ----           ----
 Real estate loans:
      One- to four-family                          $  1,368,736      1,096,315
      Multi-family and commercial                       128,831        100,912
                                                     ----------     ----------
                   Total real estate loans            1,497,567      1,197,227
 Consumer loans:
      Home equity and home improvement                   33,963         37,607
      Education loans                                    59,791         53,542
      Loans on savings accounts                           6,898          7,176
      Other                                             252,443        212,472
                                                     ----------     ----------
                   Total consumer loans                 353,095        310,797

Commercial loans                                        123,188         86,087
                                                     ----------     ----------
                   Total loans receivable, gross      1,973,850      1,594,111

 Deferred loan fees                                      (1,357)        (2,384)
 Undisbursed loan proceeds (real estate loans)          (49,435)       (41,618)
 Allowance for loan losses (real estate loans)           (8,103)        (6,898)
 Allowance for loan losses (other loans)                 (7,666)        (6,713)
                                                     ----------     ----------
                   Total loans receivable, net     $  1,907,289      1,536,498
                                                     ==========     ==========

      At June 30, 1998 and 1997, the Company serviced loans for others approximating $90,930,000 and $97,869,000, respectively. These loans serviced for others are not assets of the Company and are appropriately excluded from the Company's financial statements.

      At June 30, 1998, approximately 90% of the Company's net loan portfolio was secured by properties located in Pennsylvania. The Company does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.
                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

      Loans receivable at June 30, 1998, include $170,562,000 of adjustable rate loans and $1,803,288,000 of fixed rate loans.

      In the normal course of business, the Company extends credit in the form of mortgage commitments, undisbursed lines of credit and standby letters of credit. These off-balance-sheet instruments involve, to various degrees, elements of credit and interest rate risk not reported in the consolidated statement of financial condition.

      The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contract amount of the financial instrument. The Company uses the same credit policies in making commitments for off-balance-sheet financial instruments as it does for on-balance-sheet instruments. Financial instruments with off-balance-sheet risk as of June 30, 1998 and 1997, are presented in the following table:

                                                              June 30,
                                                       -----------------------
                                                        1998             1997
                                                       -----            ------

             Mortgage loan commitments             $   51,746           22,434
             Undisbursed lines of credit               66,539           57,838
             Standby letters of credit                  2,259            2,319
                                                      -------           ------
                                                   $  120,544           82,591
                                                      =======           ======

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Company upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but generally may include cash, marketable securities and property.

      Outstanding mortgage loan commitments at June 30, 1998, for fixed rate loans, are $51,746,000. The interest rates on these commitments approximate market rates at June 30, 1998. The fair value of these commitments are affected by fluctuations in market rates of interest. There were no outstanding adjustable rate mortgage loan commitments as of June 30, 1998.

                                                                   (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

      As discussed in note 1, on July 1, 1995, the Company adopted SFAS No.
          114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." All of the Company's nonaccrual loans, which totaled $8,612,000 at June 30, 1998, and $10,430,000 at June 30,
          1997, are considered to be impaired loans. Average impaired loans during 1998 and 1997 were $11,204,000 and $11,818,000, respectively.
          All of the Company's impaired loans at June 30, 1998, were collateral dependent. Since, at June 30, 1998 and 1997, the value of the collateral for each impaired loan exceeded the carrying value of the impaired loan, no impairment reserve was established. Interest income on impaired loans for fiscal 1998 and 1997, recognized using a cash basis method of accounting, was $230,000 and $305,000, respectively. There was no interest income recognized on impaired loans during fiscal 1996.

      There were no commitments to lend additional funds to debtors on nonaccrual status.

(6)   Accrued Interest Receivable
      ---------------------------

      Accrued interest receivable as of June 30, 1998 and 1997, is presented in the following table:
                                                            June 30,
                                                     -----------------------
                                                      1998             1997
                                                     ------           ------

        Investment securities                     $   2,701            2,072
        Mortgage-backed securities                    1,588            1,264
        Loans receivable                              8,965            7,691
                                                    -------          -------
                                                  $  13,254           11,027
                                                    =======          =======

(7)   Allowance for Estimated Losses
      ------------------------------

      Changes in the allowance for losses on loans receivable for the years ended June 30, 1998, 1997 and 1996, are presented in the following table:

                                                  1998        1997        1996
                                                  ----        ----        ----

        Balance, beginning of fiscal year     $  13,611      13,130      11,833

              Provision                           4,072       2,491       1,502
              Charge-offs                        (2,516)     (2,537)     (1,333)
              Acquisitions                          209         153         700
              Recoveries                            393         374         428
                                                 ------      ------      ------
         Balance, end of fiscal year          $  15,769      13,611      13,130
                                                 ======      ======      ======

                                                            (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

      Management believes that the allowance for estimated losses is adequate as of June 30, 1998. While management uses available information to provide for losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

(8)   Federal Home Loan Bank Stock
      ----------------------------

      The Company's banking subsidiaries are members of the Federal Home Loan
          Bank system. As a member, Northwest maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost, in an amount not less than 1% of its outstanding home loans or 1/20 of its outstanding notes payable to the Federal Home Loan Bank, whichever is greater, as calculated at December 31 of each year.

(9)   Premises and Equipment
      ----------------------

      Premises and equipment at June 30, 1998 and 1997, are summarized by major classification in the following table:

                                                         1998          1997
                                                         ----          ----
 Land and land improvements                          $   2,987         2,413
 Office buildings and improvements                      25,942        21,636
 Furniture, fixtures and equipment                      17,088        15,098
 Leasehold improvements                                  3,211         3,023
                                                       -------       -------
                   Total, at cost                       49,228        42,170

      Less accumulated depreciation and
        amortization                                    22,989        20,689
                                                       -------       -------
                   Premises and equipment, net       $  26,239        21,481
                                                       =======       =======

      Depreciation and amortization expense for the years ended June 30, 1998, 1997 and 1996, was $2,118,000, $1,879,000, and $1,645,000, respectively.

                                                                     (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)


      Premises used by certain of the Company's branches and offices are occupied under formal operating lease arrangements. The leases expire on various dates through 2012. Minimum annual rentals by fiscal year are summarized in the following table:

                 1999                              $  1,151
                 2000                                   912
                 2001                                   611
                 2002                                   372
                 2003                                   263
                 Thereafter                             699
                                                     ------
                                   Total           $  4,008
                                                     ======

      Rental expense for the years ended June 30, 1998, 1997 and 1996, was $1,379,000, $1,362,000 and $1,268,000, respectively.

(10)  Savings Deposits
      ----------------

      Savings deposit balances at June 30, 1998 and 1997, are shown in the table below:

                                                          1998         1997
                                                          ----         ----

        Passbook accounts                          $     340,377      299,365
        Interest-bearing checking accounts               280,958      206,299
        Noninterest-bearing checking accounts             34,797       16,546
        Money market deposit accounts                    114,187       83,609
        Certificates of deposit                        1,252,184    1,034,996
                                                       ---------    ---------
                                                   $   2,022,503    1,640,815
                                                       =========    =========

       The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $151,268,000 at June 30, 1998.

                                                                  (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)


       The following table summarizes the contractual maturity of the certificate accounts:

                                                     1998              1997
                                                     ----              ----

      Due within 12 months                     $    771,665          607,421
      Due between 12 and 24 months                  347,456          264,117
      Due between 24 and 36 months                   56,719           92,953
      Due between 36 and 48 months                   24,836           22,861
      After 48 months                                51,508           47,644
                                                  ---------        ---------
                                               $  1,252,184        1,034,996
                                                  =========        =========

       The following table summarizes the interest expense incurred on the respective savings deposits:

                                                   Year ended June 30,
                                               -----------------------------
                                                1998        1997       1996
                                                ----        ----       ----
      Passbook accounts                      $ 10,227       9,490      9,322
      Interest-bearing checking accounts        4,469       3,992      3,396
      Money market deposit accounts             3,395       2,735      2,595
      Certificate accounts                     66,955      56,410     46,348
                                               ------      ------     ------
                                             $ 85,046      72,627     61,661
                                               ======      ======     ======

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)



(11)   Borrowed Funds
       --------------

       Borrowed funds at June 30, 1998 and 1997, are presented in the following table:

       Term notes payable to the Federal Home Loan Bank of Pittsburgh:

                                                                     1998                         1997
                                                         --------------------------     --------------------------
                                                                            Average                        Average
                                                            Amount           rate           Amount          rate
                                                            ------          -----           ------          ----
           Due within one year                            $   43,000       %  5.86        $   11,000       % 5.86
           Due between one and two years                       2,000          7.18            43,000         5.94
           Due between two and three years                     8,000          6.07             2,000         7.18
           Due between three and five years                   42,200          6.06                 -            -
           Due between five and ten years                     25,150          6.04               350         3.43
           Due between ten and twenty years                    1,811          3.65             1,862         3.65
                                                           ---------                       ---------
                                                             122,161          5.97            58,212         5.88

         Revolving line of credit, Federal
           Home Loan Bank of Pittsburgh                      110,000          5.74           106,000         6.25

         ESOP note payable, variable rate
           equal to prime, payable in five
           annual installments of $862,
           excluding interest, beginning
           January 1996 (note 14)                              1,412          8.50             2,358         8.31

         Investor notes payable, due
           various dates through 2002                          6,105          6.46             6,772         6.42

         Securities sold under agreement to
           repurchase, due various dates
           through fiscal 1999                                50,028          5.48            50,116         5.60
                                                            --------                        --------
                          Total borrowed funds            $  289,706                      $  223,458
                                                            ========                        ========

                                                                   (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)

       Borrowings from the Federal Home Loan Bank of Pittsburgh are secured by the Company's investment securities, mortgage-backed securities and qualifying residential first mortgage loans, to the extent that the defined statutory value must be at least 120% of the amount of the notes outstanding. Certain of these borrowings are subject to restrictions or penalties in the event of prepayment.

       The revolving line of credit with the Federal Home Loan Bank of Pittsburgh carries a commitment of $175,000,000 maturing on June 28, 1999. The rate is adjusted daily by the Federal Home Loan Bank and any borrowings on this line may be repaid at any time without penalty.

       The securities sold under agreements to repurchase are collateralized by various securities held in safekeeping by the Federal Home Loan Bank of Pittsburgh. The market value of such securities exceeds the value of the securities sold under agreements to repurchase. The average amount of agreements outstanding in fiscal years 1998 and 1997 was $41,220,000 and $16,578,000, respectively. The maximum amount of security repurchase agreements outstanding during fiscal years 1998 and 1997 was $50,028,000 and $50,116,000, respectively.

(12)   Income Taxes
       ------------

       Total income tax expense (benefit) was allocated for the years ended June
           30, 1998, 1997 and 1996, as follows:


                                                                        1998            1997             1996
                                                                        ----            ----             ----
            Income before income taxes                               $ 12,995          8,472           10,803
            Shareholders' equity for unrealized gain
                 on securities                                          1,423           (226)            (109)
            Shareholders' equity for tax benefit for
                 excess of fair value above cost of
                 stock option and recognition and
                 retention plans                                         (449)             -                -
                                                                       ------          -----           ------
                                                                     $ 13,969          8,246           10,694
                                                                       ======          -----           ======

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)


       Income tax expense (benefit) applicable to income before taxes consists of:

                                                                              Year ended June 30,
                                                                      ----------------------------------
                                                                      1998           1997           1996
                                                                      ----           ----           ----
            Current                                                $ 13,455          9,633         10,203
            Deferred                                                   (460)        (1,161)           600
                                                                     ------          -----         ------
                                                                   $ 12,995          8,472         10,803
                                                                     ======          =====         ======

       The significant components of deferred income tax expense (benefit) are as follows:

                                                                                   June 30,
                                                                      ----------------------------------
                                                                      1998           1997           1996
                                                                      ----           ----           ----
            Deferred income tax (benefit) expense                  $   (609)        (1,324)           571
            NOL carryforward                                            149            163             29
                                                                        ---          -----            ---
                                                                    $  (460)        (1,161)           600
                                                                        ===          =====            ===

       A reconciliation from the expected federal statutory income tax rate to the effective rate, expressed as a percentage of pretax income, is as follows:

                                                                                Year ended June 30,
                                                                      ----------------------------------
                                                                      1998           1997           1996
                                                                      ----           ----           ----
            Expected tax rate                                       %  35.0          35.0           35.0
            Tax-exempt interest income                                 (1.9)         (1.3)          (1.9)
            State income tax, net of federal and
                 state taxes                                            3.4           4.1            4.7
            Valuation allowance                                         0.6             -              -
            Other differences, net                                      1.0            .5             .4
                                                                       ----          ----           ----
            Effective tax rate                                      %  38.1          38.3           38.2
                                                                       ====          ====           ====

                                                                 (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)


       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1998 and 1997, are presented below:

                                                                                      1998              1997
                                                                                      ----              ----
            Deferred tax assets:
                 Deferred fee income                                                $  1,399           1,131
                 Deferred compensation expense                                           959             850
                 Net operating loss carryforwards                                        797             292
                 Bad debts                                                             2,396           1,418
                 Accrued postretirement benefit cost                                     380             395
                 Pension expense                                                         241             209
                 Other                                                                   611           1,196
                                                                                      ------           -----
                                                                                       6,783           5,491

                    Valuation allowance                                                 (807)              -
                                                                                      ------           -----
                                                                                       5,976           5,491

            Deferred tax liabilities:
                 Marketable securities                                                 2,027             604
                 Other                                                                   301             276
                                                                                      ------           -----
                                                                                       2,328             880
                                                                                       -----           -----

                              Net deferred tax asset                                $  3,648           4,611
                                                                                       =====           =====

       The Company has recorded a full valuation reserve on the deferred tax assets related to Jamestown. The Company has determined that no valuation allowance is necessary for the remaining deferred tax assets because it is more likely that these assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and, to a lesser extent, through future taxable income. The Company will continue to review the criteria related to the recognition of deferred tax assets on a quarterly basis.

       Under provisions of the Internal Revenue Code, Northwest has approximately $408,000 of net operating losses which expire in years 2005 through 2010. Jamestown has net operating losses of approximately $1,870,000 which expire in years 2011 through 2013.

                                                                  (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)


(13)   Shareholders' Equity
       --------------------

       The Board of Directors of Northwest authorized two-for-one common stock splits in the form of stock dividends in October 1997 and April 1996. The additional shares resulting from the splits were distributed on November 14, 1997, to shareholders of record on November 1, 1997, and on May 15, 1996, to shareholders of record on May 8, 1996, respectively.

       Retained earnings are partially restricted in connection with regulations related to the insurance of savings accounts which require Northwest to maintain certain statutory reserves. Northwest and Jamestown may not pay dividends on or repurchase any of their common stock if the effect thereof would reduce retained earnings below the level of adequate capitalization as defined by federal and state regulators.

       In tax years prior to fiscal 1997, Northwest was permitted, under the Internal Revenue Code (the Code), to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because Northwest does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at June 30, 1998, includes approximately $27,160,000 representing such bad debt deductions for which no deferred income taxes have been provided.

                                                                   (Continued)

                   NORTHWEST BANCORP, INC. AND SUBSIDIARIES

           (All dollar amounts presented in tables are in thousands)


(14)   Earnings Per Share
       ------------------

       Effective December 31, 1997, the Company adopted SFAS 128, "Earnings Per
           Share" ("SFAS 128"). SFAS 128 supersedes APB Opinion No. 15, "Earnings Per Share," and specifies the computation, presentation and disclosure requirements for earnings per share ("EPS") for entities with publicly held stock or potential common stock. Essentially, this promulgation replaces the primary EPS and fully diluted EPS presentations under APB Opinion No. 15 with a basic EPS and diluted EPS presentation. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with a complex capital structure and requires a reconciliation of the components of basic and diluted EPS. Basic EPS excludes common stock equivalents and dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Prior periods' EPS data presented have been restated. The computation of basic and diluted earnings per share is shown in the table below:

                                                                              Year ended June 30,
                                                                   -----------------------------------------
                                                                   1998             1997              1996
                                                                   ----             ----              ----
                  Net income applicable to
                       common stock                             $ 21,322           13,664            17,486
                  Weighted-average common
                       shares outstanding                         46,405           46,150            45,708
                                                                  ------           ------            ------
                             Basic earnings per share           $    .46              .30               .38
                                                                  ======           ======            ======

                  Net income applicable to
                       common stock                             $ 21,322           13,664            17,486
                                                                  ======           ======            ======
                  Weighted-average common
                       shares outstanding                         46,405           46,150            45,708
                  Common stock equivalents due
                       to effect of stock options                    698              151                 5
                                                                  ------           ------            ------
                  Total weighted-average common
                       shares and equivalents                   $ 47,103           46,301            45,713
                                                                  ======           ======            ======
                             Diluted earnings per
                                  share                         $    .45              .30               .38
                                                                 =======           ======            ======

                                                                   (Continued)

                   NORTHWEST BANCORP, INC. AND SUBSIDIARIES

           (All dollar amounts presented in tables are in thousands)



(15)   Employee Benefit Plans
       ----------------------

       Pension Plans
       -------------

       The Company maintains noncontributory defined benefit pension plans covering substantially all of the Company's employees and the members of the Board of Directors. In addition, the Company has an unfunded Supplemental Executive Retirement Plan (SERP) to compensate those executive participants eligible for the Company's defined benefit pension plan whose benefits are limited by section 415 of the Code of the Internal Revenue Service (which caps annual benefits at $150,000 beginning in 1994).

       The Company also sponsors a retirement savings plan in which substantially all employees participate. The Company provides a matching contribution of 50% of employee contributions to a maximum of 6% of employee compensation.

       Total expense for all retirement plans, including defined benefit pension plans, was approximately $1,872,000, $1,644,000 and $1,762,000 for the years ended June 30, 1998, 1997 and 1996, respectively. Net periodic pension cost for the Company's defined benefit pension plans consist of the following:

                                                                                Year ended June 30,
                                                                        ----------------------------------
                                                                         1998           1997          1996
                                                                         ----           ----          ----
              Service cost                                          $   1,066            924           670
              Interest cost                                             1,046            896           775
              Actual return on plan assets                             (2,206)        (1,903)       (1,291)
              Net amortization and deferral                             1,346          1,206         1,076
                                                                        -----          -----         -----
              Net periodic pension cost                             $   1,252          1,123         1,230
                                                                        =====          =====         =====

                                                                    (Continued)

                   NORTHWEST BANCORP, INC. AND SUBSIDIARIES

           (All dollar amounts presented in tables are in thousands)



       The following table sets forth, for the Company's defined benefit pension plans, the plans' funded status and amounts recognized in the Company's consolidated statements of financial condition at June 30, 1998 and 1997:

                                                                                    1998           1997
                                                                                    ----           ----
              Actuarial present value of benefit obligations:
                   Accumulated benefit obligation,
                      including vested benefits of $12,716
                      and $11,034, respectively                                  $  (13,408)       (11,538)
                                                                                     ------         ------

                   Projected benefit obligation                                     (17,709)       (15,076)
                   Plan assets at fair value (primarily equity and
                      fixed-income securities)                                       15,986         12,911
                                                                                     ------         ------
                   Projected benefit obligation in excess
                      of plan assets                                                 (1,723)        (2,165)
                   Unrecognized transition asset                                       (379)          (419)
                   Unrecognized net loss                                                331            811
                   Unrecognized prior service cost                                      894            988
                   Adjustment to recognize minimum liability                           (343)           (96)
                                                                                     ------         ------
                   Accrued pension cost                                         $    (1,220)          (881)
                                                                                     ------         ------

       The following table sets forth the assumptions used to develop the net pension cost:

                                                                               Year ended June 30,
                                                                        ----------------------------------
                                                                        1998           1997           1996
                                                                        ----           ----           ----
              Discount rate                                            %  7              7             7
              Expected long-term rate of return on assets                 7              7             7
              Rate increase in compensation levels                        4              4             4

                                                                  (Continued)

                   NORTHWEST BANCORP, INC. AND SUBSIDIARIES

           (All dollar amounts presented in tables are in thousands)



       Postretirement Healthcare Plan
       ------------------------------

       In addition to pension benefits, the Company provides postretirement healthcare benefits for certain employees who were employed as of October 1, 1993, and were at least 55 years of age on that date. Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106). SFAS 106 requires the accrual method of accounting for postretirement benefits other than pensions. Previously, the Company accounted for these benefits on a pay-as-you-go (cash) basis.

       Net periodic cost for the Company's postretirement healthcare benefits consist of the following:

                                                                               Year ended June 30,
                                                                        --------------------------------
                                                                        1998          1997          1996
                                                                        ----          ----          ----
              Service cost                                          $     41             71            71
              Interest cost                                               44             88            81
              Net amortization and deferral                             (130)             -             -
                                                                         ---            ---           ---
              Net periodic (benefit) cost                           $    (45)           159           152
                                                                         ---            ---           ---

       The following table sets forth the funded status of the Company's postretirement healthcare benefit plan and the amounts recognized in the Company's consolidated statements of financial condition at June 30, 1998 and 1997:

                                                                                     1998           1997
                                                                                     ----           ----
              Accumulated benefit obligation                                     $     (837)         (639)
              Plan assets at fair value                                                   -             -
                                                                                      -----         -----
              Accumulated benefit obligation in excess
                   of plan assets                                                      (837)         (639)

              Unrecognized net gain                                                    (194)         (478)
                                                                                      -----         -----
              Accrued postretirement benefit cost                                $   (1,031)       (1,117)
                                                                                      -----         -----

                                                                   (Continued)

PHIL

                   NORTHWEST BANCORP, INC. AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued

           (All dollar amounts presented in tables are in thousands)



       The assumptions used to develop the preceding information for postretirement healthcare benefits are as follows:

                                                                             Year ended June 30,
                                                                       -------------------------------
                                                                       1998          1997         1996
                                                                       ----          ----         ----
              Discount rate                                        %      7             7            7
              Monthly cost of healthcare insurance
                   per beneficiary                                 $ 113.94         92.73       102.74
              Annual rate of increase in healthcare costs          %      4             4            8

       If the assumed rate of increase in healthcare costs was increased by one percentage point to 5% from the level of 4% presented above, the service and interest cost components of net periodic postretirement healthcare benefit cost would increase by $6,661, in the aggregate, and the accumulated postretirement benefit obligation for healthcare benefits would increase by $84,950.

       Employee Stock Ownership Plan
       -----------------------------

       The Company has established a leveraged employee stock ownership plan
           (ESOP) for employees who have attained age 21 and who have completed a 12-month period of employment with the Company during which they worked at least 1,000 hours. The Company makes annual contributions to the ESOP equal to the ESOP's debt service less the dividends received on unearned ESOP shares. The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and become eligible for allocation to employee accounts. Actual ESOP share allocations to employee accounts are based on each employee's relative portion of the Company's total eligible compensation recorded during the year shares are earned.

       The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the Company's consolidated statement of financial condition. As shares are earned, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are paid to the trustee for debt service. ESOP compensation expense was $2,668,000, $1,437,000 and $1,359,000 for the fiscal years ended June
           30, 1998, 1997 and 1996, respectively.

                                                                   (Continued)

                   NORTHWEST BANCORP, INC. AND SUBSIDIARIES

           (All dollar amounts presented in tables are in thousands)



       The ESOP shares as of June 30, 1998 and 1997, were as follows:

                                                                                     1998            1997
                                                                                     ----            ----
              Allocated shares                                                      818,010         626,564
              Unearned shares                                                       285,990         477,436
                                                                                  ---------      ----------
                                                                                  1,104,000       1,104,000
                                                                                  ---------      ----------

              Fair value of unearned shares at June 30                              $ 4,522           3,700
                                                                                      -----           -----

       Recognition and Retention Plan
       ------------------------------

       On November 21, 1995, the Company established a Recognition and Retention
          Plan for Employees and Outside Directors (RRP). The objective of the RRP is to enable the Company to provide directors, officers and employees with a proprietary interest in the Company as an incentive to contribute to its success. The number of common shares issued and granted under the RRP was 552,000 (total market value of $3,243,000 at issuance date). Shares of common stock granted pursuant to the RRP will be in the form of restricted stock and generally will be payable over a five-year period at the rate of 20% per year, commencing on the date of the award grant. Compensation expense, in the amount of the fair market value of the common stock at the date of the grant, will be recognized pro rata over the five years during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in a trust.

                                                                  (Continued)

                   NORTHWEST BANCORP, INC. AND SUBSIDIARIES

           (All dollar amounts presented in tables are in thousands)



       Stock Option Plan
       -----------------

       On November 21, 1995, the Company adopted the 1995 Stock Option Plan. The objective of the Stock Option Plan is to provide an additional performance incentive to the Company's employees and outside directors. The Stock Option Plan authorized the grant of stock options and limited stock appreciation rights for 1,380,000 shares of the Company's common stock. On December 20, 1995, the Company granted 242,000 nonstatutory stock options to its outside directors at an exercise price of $5.58 per share (95% of the Company's common stock fair market value per share at grant date) and 923,200 incentive stock options to employees at an exercise price of $5.875 per share. On March 22, 1996, the Company granted 122,800 incentive stock options to employees at an exercise price of $5.625 per share. These options are exercisable for a period of ten years from the grant date with each recipient vesting at the rate of 20% per year commencing with the grant date. The remaining 92,000 options are to be granted to employees as incentive stock options at an exercise price equal to the Company's common stock fair value per share at grant date.

       The following table summarizes the activity in the Company's Option Plan during the periods ending June 30:

                                                 1998                          1997                         1996
                                      -------------------------     -------------------------    --------------------------
                                                    Weighted                      Weighted                      Weighted
                                                     average                       average                       average
                                       Number    exercise price     Number     exercise price    Number      exercise price
                                       ------    --------------     ------     --------------    ------      --------------
         Balance at beginning
            of year                   1,288,000     $  5.80        1,288,000      $  5.80               -       $     -
         Granted                              -           -                -            -       1,288,000 (b)      5.80
         Exercised                      (99,520)       5.66                -            -               -             -
         Forfeited                       (2,880)       5.63                -            -               -             -
                                      ---------        ----        ---------         ----       ---------          ----
         Balance at end of year       1,185,600     $  5.81 (a)    1,288,000      $  5.80       1,288,000       $  5.80
                                      ---------        ----        ---------         ----       ---------          ----

         Exercisable at end
              of year                   711,360     $  5.81          515,200      $  5.80         257,600       $  5.80
                                      ---------        ----        ---------         ----       ---------          ----

        (a) Exercise price range:  $5.58 to $5.88
        (b) Weighted average fair value of options at grant date: $1.16

                                                                  (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)



       The average remaining contractual life of the options as of June 30, 1998, is 7.6 years.

       The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Had compensation costs for the Stock Option Plan been determined consistent with SFAS 123, "Accounting for Stock-Based Compensation," which permits entities to expense an estimated fair value of employee stock options granted, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                              1998            1997              1996
                                                              ----            ----              ----
                   Net income:
                        As reported                       $  21,322          13,664            17,486
                        Pro forma                            21,067          13,391            17,350

                   Basic earnings per share:
                        As reported                             .46             .30               .38
                        Pro forma                               .45             .29               .38

                   Diluted earnings per share:
                        As reported                             .45             .30               .38
                        Pro forma                               .45             .29               .38

       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996: dividend yield of 2.76 percent for all years; expected volatility of 12.83 percent; risk-free interest rate of 5.65%; and expected lives of seven years. The effects of applying SFAS No. 123 may not be representative of the effects on reported net income in future years.

                                                                  (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)



(16)   Disclosures About Fair Value of Financial Instruments
       -----------------------------------------------------

       SFAS No. 107, "Disclosure about Fair Value of Financial Instruments"
           (SFAS 107), requires disclosure of fair value information about financial instruments whether or not recognized in the consolidated statement of financial condition. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The carrying amounts reported in the consolidated statement of financial condition approximate fair value for the following financial instruments: cash on hand and interest-earning deposits in other institutions, accrued interest receivable, accrued interest payable and marketable securities available-for-sale.

       The carrying value of marketable securities held-to-maturity exceeded market value by $445,000 and $1,236,000 at June 30, 1998 and 1997, respectively. Estimated market values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Refer to note 4 of the consolidated financial statements for the detail of type of investment products.

       The net market value of loans exceeded the carrying value at June 30, 1998 and 1997, by approximately $29,016,000 and $1,734,000, respectively. Loans with comparable characteristics including collateral and repricing structures were segregated for valuation purposes. Each loan pool was separately valued utilizing a discounted cash flow analysis. Projected monthly cash flows were discounted to present value using a market rate for comparable loans. Characteristics of comparable loans included remaining term, coupon interest and estimated prepayment speeds. Delinquent loans were evaluated separately given the impact delinquency has on the projected future cash flow of the loan and the approximate discount or market rate.

                                                                 (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)



       The carrying amounts and estimated fair values of deposits at June 30, 1998 and 1997, are as follows:


                                                              1998                                1997
                                                   ----------------------------         --------------------------
                                                   Carrying          Estimated          Carrying        Estimated
                                                    amount           fair value          amount         fair value
                                                   -------           ----------         -------         ----------
        NOW and MMDA accounts                   $     429,941          429,941           306,454          306,454
        Passbook accounts                             340,378          340,378           299,365          299,365
        Time deposits                               1,252,184        1,261,350         1,034,996        1,034,712
                                                    ---------        ---------         ---------        ---------
                 Total deposits                  $  2,022,503        2,031,669         1,640,815        1,640,531
                                                    =========        =========         =========        =========


       The carrying amounts of NOW, MMDA and passbook accounts approximate their fair values. The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered locally for deposits of similar remaining maturities. The valuation adjustment for the portfolio consists of the present value of the difference of these two cash flows, discounted at the assumed market rate of the corresponding maturity.

       The estimated fair value of borrowed funds exceeded the carrying amounts at June 30, 1998, by $2,109,000 and at June 30, 1997, the carrying value exceeded the fair value of borrowed funds by $11,000. Variable rate borrowings and investor notes payable were estimated to approximate their carrying amounts. The fixed rate advances were valued by comparing their contractual cost to the prevailing market cost.

                                                                  (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)





(17)   Regulatory Capital Requirements
       -------------------------------

       The Company and its subsidiaries are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by the regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices must be met. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

       Quantitative measures established by regulation to ensure capital adequacy require the Company and its subsidiaries to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). As of June 30, 1998, the Company and its subsidiaries exceed all capital adequacy requirements to which they are subject.

       As of March 31, 1998, the most recent notification from the FDIC categorized Northwest and Jamestown as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the banks' categories.

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)



      The actual, required and well capitalized levels as of June 30, 1998 and June 30, 1997, are as follows: (in thousands)


                                                                          June 30, 1998
                                           ---------------------------------------------------------------------------
                                                                                                       To be well
                                                  Actual                     Required                  capitalized
                                           --------------------        -------------------         -------------------
                                           Amount         Ratio        Amount        Ratio         Amount        Ratio
                                           ------         -----        ------        -----         ------        -----
      Total capital (to risk
          weighted assets):
            Northwest Bancorp,
               Inc.                      $  210,483     %  15.52     $  108,469     %  8.00     $  135,587     %  10.00
            Northwest Savings
               Bank                         200,669        15.12        106,182        8.00        132,728        10.00
            Jamestown Savings
               Bank                           5,520        20.70          2,133        8.00          2,667        10.00

      Tier I capital (to risk
           weighted assets):
            Northwest Bancorp,
               Inc.                         194,714        14.36         54,235     4.00            81,352       6.00
            Northwest Savings
               Bank                         185,131        13.95         53,091     4.00            79,637       6.00
            Jamestown Savings
               Bank                           5,273        19.77          1,067     4.00             1,600       6.00

      Tier I capital (core)
           (to average assets):
            Northwest Bancorp,
               Inc.                         194,714         7.82         74,657     3.00(*)        124,428       5.00
            Northwest Savings
               Bank                         185,131         7.63         72,763     3.00(*)        121,271       5.00
            Jamestown Savings
               Bank                           5,273         9.12          1,734     3.00(*)          2,890       5.00


                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)


                                                           June 30, 1997 (Northwest Savings Bank Only)
                                           --------------------------------------------------------------------------
                                                                                                      To be well
                                                  Actual                    Required                  capitalized
                                           --------------------       -------------------        --------------------
                                           Amount         Ratio       Amount        Ratio        Amount         Ratio
                                           ------         -----       ------        -----        ------         -----
      Total capital (to risk
         weighted assets):
      Northwest Savings Bank             $  199,795     %  18.36     $  87,071     %  8.00     $  108,839     %  10.00

      Tier I capital (to risk
         weighted assets):
      Northwest Savings Bank                186,190        17.11        43,536        4.00         65,303         6.00

      Tier I capital (core) (to
         average assets):
      Northwest Savings Bank                186,190         9.11        61,319        3.00(*)     102,199         5.00


      (*) The FDIC has indicated that the most highly rated institutions which meet certain criteria will be required to maintain a ratio of 3%, and all other institutions will be required to maintain an additional capital cushion of 100 to 200 basis points. As of June 30, 1998, the Company had not been advised of any additional requirements in this regard.

(18)   Recapitalization of SAIF
       ------------------------

       On September 30, 1996, Congress enacted into law a one-time special assessment to recapitalize the FDIC's Savings Association Insurance Fund (SAIF). All institutions holding SAIF insured deposits as of March 31, 1995, paid a one-time assessment due November 27, 1996, of .657% on those deposits. The Company's SAIF assessment was $8.6 million. Under generally accepted accounting principles, this assessment was required to be accrued as of September 30, 1996. The effect of this assessment on the net income of the Company for the fiscal year ended June 30, 1997, was $5.1 million after tax. As a result of the recapitalization of the SAIF, the Company was not required to pay a regular deposit insurance premium for the three months ended December 31, 1996. Effective January 1, 1997, as a result of the SAIF now being fully funded, the premium the Company pays for deposit insurance fell to .064% of insured deposits from the previous level of .23%.

                                                                     (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)



(19)   Contingent Liabilities
       ----------------------

       Northwest and Northwest Bancorp MHC, along with unrelated parties, have been named as defendants in a class action lawsuit filed in the Allegheny County Court of Common Pleas. This lawsuit is brought on behalf of purchasers of common stock in the Northwest's initial public offering in November 1994. It alleges that Northwest breached its contractual obligations and fiduciary duties by carrying out the offering at a price that allegedly was not justified by market and financial conditions. Northwest previously obtained the dismissal of a lawsuit brought by the same counsel in federal court making similar allegations under federal law. Management intends to continue to vigorously defend against any such proceedings. The ultimate outcome of this litigation cannot presently be determined; accordingly, no provision for liability, if any, that may result has been recorded in the consolidated financial statements.

       The Company and its subsidiaries are subject to a number of other asserted and unasserted claims encountered in the normal course of business. Management believes that the aggregate liability, if any, resulting from such pending and threatened actions and proceedings will not have a material adverse effect on the Company's financial statements.

                                                                    (Continued)

                    NORTHWEST BANCORP, INC. AND SUBSIDIARIES

            (All dollar amounts presented in tables are in thousands)



(20)   Selected Quarterly Financial Data (Unaudited)
       ---------------------------------------------


                                                                           Three months ended
                                                    ---------------------------------------------------------------
                                                    September 30        December 31        March 31         June 30
                                                    ------------        -----------        --------         -------
                                                                  (in thousands, except per share data)
                                                                  -------------------------------------
       Fiscal 1998
       -----------
       Interest income                               $  40,936             41,903           44,368           47,685
       Interest expense                                 22,164             23,118           23,782           26,139
                                                        ------             ------           ------           ------
       Net interest income                              18,772             18,785           20,586           21,546

       Provision for possible loan losses                  660                611            1,111            1,690
       Noninterest income                                1,528              1,579            2,562            3,148
       Noninterest expenses                             11,344             11,932           13,089           13,953
                                                        ------             ------           ------           ------
       Income before income taxes                        8,296              7,821            8,948            9,051

       Provision for income taxes                        3,459              2,880            3,231            3,425
       Minority interest in net loss                         -                  -                2              199
                                                        ------             ------           ------           ------
       Net income                                   $    4,837              4,941            5,719            5,825
                                                        ======             ======           ======           ======

       Basic earnings per share                         $  .10                .11              .12              .13
                                                           ===                ===              ===              ===
       Diluted earnings per share                       $  .10                .11              .12              .12
                                                           ===                ===              ===              ===

       Fiscal 1997
       -----------

       Interest income                              $   37,040             37,400           38,306           40,772
       Interest expense                                 19,641             20,087           20,203           21,493
                                                        ------             ------           ------           ------
       Net interest income                              17,399             17,313           18,103           19,279

       Provision for possible loan losses                  217                394              574            1,306
       Noninterest income                                1,603              2,221            1,485            1,427
       Noninterest expenses                             19,981             10,886           11,441           11,895
                                                        ------             ------           ------           ------
       Income before income taxes                       (1,196)             8,254            7,573            7,505

       Provision for income taxes                         (364)             3,390            2,977            2,469
                                                        ------             ------           ------           ------
       Net income (loss)                            $     (832)             4,864            4,596            5,036
                                                        ======             ======           ======           ======

       Basic earnings (loss) per share                $  (.02)               .11              .10              .11
                                                          ===                ===              ===              ===
       Diluted earnings (loss) per share              $  (.02)               .11              .10              .11
                                                          ===                ===              ===              ===


      Results for the quarter ended September 30, 1996, include expense of $8,600,000 ($5,100,000 after tax) for the recapitalization of the SAIF. See note 18.

             CORPORATE INFORMATION

             Annual Meeting
             November 18, 1998
             11:00 A.M.
             Knights of Columbus Hall
             219 Second Avenue
             Warren, Pennsylvania 16365


             Stock Listing:
             Northwest Bancorp, Inc. common stock is traded in the NASDAQ National Stock Market under the symbol "NWSB." The stock is listed as "NWBcp" in the NASDAQ section in the financial pages of most major newspapers.

             Transfer and Dividend Paying Agent/Registrar
             Shareholders wishing to change their address, transfer stock, report lost certificates or dividend checks may contact:

             American Stock Transfer and Trust Company
             40 Wall Street
             New York,  New York 10005
             (800) 937-5449

             Investor Information
             Analysts, investors and others requesting additional financial information may contact: William J. Wagner Executive Vice President and Chief Financial Officer

             Northwest Bancorp, Inc.
             301 Second Avenue
             Warren, Pennsylvania 16365
             (814) 726-2140

             Request for Financial Information:
             A copy of the company's 10-K and 10-Q reports, as filed with the Securities and Exchange Commission, are available without charge by writing to:

             Northwest Bancorp, Inc.
             Shareholder Relations
             301 Second Avenue
             Warren, Pennsylvania 16365

             Auditors:
             KPMG Peat Marwick LLP
             One Mellon Bank Center
             Pittsburgh, Pennsylvania 15219

             Securities Counsel:
             Luse Lehman Gorman Pomerenk & Schick
             5335 Wisconsin Avenue N.W.
             Suite 400
             Washington, D.C. 20015

CORPORATE INFORMATION

MARKET MAKERS

Name of Firm                                       Phone
------------                                       -----
F. J. Morrissey & Co., Inc.                        (215) 563-8500
Friedman Billings Ramsey & Co.                     (706) 312-9500
Herzog Heine Geduld, Inc.                          (800) 221-3600
Instinet Corporation                               (212) 310-9550
Island System, Inc.                                (212) 248-3700
Knight Securities, Inc.                            (800) 222-4910
Legg Mason Wood Walker, Inc.                       (212) 428-4949
Mayer & Schweitzer, Inc.                           (800) 631-3094
Parker/Hunter, Inc.                                (412) 562-8160
Ryan Beck & Co., Inc.                              (201) 325-3000
Sandler O'Neill & Partners, Inc.                   (212) 466-7744
Sherwood Securities, Corp.                         (800) 435-1235
Terra Nova Trading, L.L.C.                         (312) 849-4868
Troster Singer, Inc.                               (800) 526-3160
Tucker Anthony, Inc.                               (800) 548-3759
Wheat First Securities, Inc.                       (800) 446-1016

DIVIDEND REINVESTMENT PLAN

The Northwest Bancorp, Inc. Dividend Reinvestment Plan enables holders of common stock to reinvest quarterly dividends toward the purchase of additional shares. Shareholders who enroll in the Automatic Dividend Reinvestment Plan may also elect to do optional cash investments conveniently and without paying brokerage commissions or service charges. A prospectus and enrollment card may be obtained by contacting:

                   American Stock Transfer and Trust Company
                   Attention: Dividend Reinvestment Department
                   (800) 278-4353 (U.S. calls only)
                   (718) 921-8283 (outside of U.S.)
                   (718) 234-1440 (Fax)

                   or:

                   Northwest Bancorp, Inc.
                   Shareholder Relations Department
                   (814) 726-2140 (Phone)
                   (814) 726-1980 (Fax)